08004802

RECEIVED

2008 SEP -5 A 6:19

26 August, 2008

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany

082-34938

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA

SUPPL

Q.CELLS

Q-CELLS AG
OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany

TEL +49 (0)3494 66 99-0
FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Vorstand:
Anton Milner
Gerhard Rauter
Dr. Hartmut Schüning
Dr. Florian Holzapfel (stv.)

Aufsichtsratsvorsitzender:
Dr. Thomas van Aubel

Sitz: Bitterfeld-Wolfen
Amtsgericht Stendal
HRB 16621

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Sir or Madam,

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

Yours sincerely,

PROCESSED
SEP 10 2008
THOMSON REUTERS

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Q-Cells AG

Enclosures

Hypovereinsbank AG
Euro
Kto.: 357 839 289
BLZ: 860 200 86
IBAN:
DE18 8602 0086 0357 8392 89
SWIFT: HYVEDEMM495
US-Dollar
Kto.: 865 833 717
BLZ: 700 202 70
IBAN:
DE79 7002 0270 0865 8337 17
SWIFT: HYVEDEMM

Steuernummer: 113 / 100 / 00223
USt-ID-Nr.: DE 813076188
Finanzamt Bitterfeld

ARTICLES OF ASSOCIATION

I. General Provisions

§ 1. Name, Domicile and Financial Year

1. The stock corporation shall bear the name of

Q-Cells Aktiengesellschaft.

2. Its domicile is in Thalheim.

3. The financial year is the calendar year.

§ 2. Object of the Company

1. The object of the Company is the development, industrial production and sale of photovoltaic cells and products for regenerative power production.

2. For the aforesaid purpose, the Company may, in particular, acquire facilities and equipment for the production of photovoltaic cells, also in the shape of a turnkey factory, as well as the necessary real estate.

3. The Company is entitled to carry out all business and to conduct all measures which are directly or indirectly appropriate to promote and further the object of the Company. For the aforesaid purpose, it may establish branch operations at home and abroad, establish, acquire, sell and directly or indirectly participate in other companies of the same or related kind, assume the management of such companies or limit itself to the management of its participations. It may also segregate its business into affiliated companies in whole or in part.

§ 3. Announcements and Information

1. Announcements by the Company shall be made in the electronic Federal Gazette (elektronischer Bundesanzeiger) unless the law bindingly specifies a different way of publication.

2. Information to the bearers of listed securities of the Company can also be transmitted by using electronic media.

II. Share Capital and Shares

§ 4. Share Capital

1. The share capital of the Company amounts to Euro 111,259,373.00 and is divided into 111,259,373 no par value shares, namely

   (a) 80,689,389 ordinary voting shares and

   (b) 30,569,984 preference shares without voting rights.

2. Upon distribution of profits the preference shares without voting rights shall have the preferential rights as set out in § 22 para. 6 of the articles of association. Each holder of preference shares has the ancillary right to demand the conversion of all or parts of its preference shares into ordinary voting shares in a proportion of 1:1 while remaining a shareholder by declaration vis-à-vis the Company. The preference shareholder demanding conversion is required to submit a written notice and to provide the Company at the same time with the share certificates of the preference shares which shall be converted. With regard to preference shares held in collective deposit which shall be converted it is sufficient - instead of providing the share certificates - to assign all claims for return of the shares vis-à-vis the collective depositor of the global certificate of the preference shares. The Company is obliged to comply with the conversion request by issuing the new ordinary share certificates within three weeks upon receipt of the conversion request. The conversion will take effect upon the issuance of the new ordinary voting share certificates by the Company. Converted preference shares participate in the distribution of profits like ordinary voting shares with regard to all fiscal years, for which at the time of the conversion the shareholders' meeting has not yet resolved upon the appropriation of profits. Where a public tender offer for the acquisition of the Company's shares has been published, the Company is moreover obliged to comply without undue delay with all demands for conversion by issuing the new share certificates of the ordinary voting shares at the latest 10 business days prior to the expiry of the acceptance period or of a further acceptance period if the Company has received the demand for conversion until the 15th business day prior to the expiry of the acceptance period or the expiry of a further acceptance period and at the latest at the acceptance period's or a further acceptance period's expiry date if the Company has received the demand for conversion until the second business day prior to the expiry of the acceptance period or the expiry of a further acceptance period. In all other re-

spects the preference shares grant the same rights as ordinary voting shares.

3. Upon the issuance of new shares, the commencement of their profit participation may be determined in deviation from Sect. 60, para. 2 of the German Stock Corporation Act (Aktiengesetz).

4. The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company until May 31, 2012, by up to Euro 54,526,653.00 by the issuance of up to 54,526,653 new ordinary no par value bearer shares and/or preference shares with or without voting right (no par value shares) against contributions in kind or in cash (Authorized Capital) and to determine the commencement of profit participation in deviation from the provisions of the law. The authorization comprises the power to issue further preference shares with or without voting right, which precede or are equal to the preference shares issued on the basis of the authorization of the General Meeting of June 14, 2007. The Management Board is authorized, with the approval of the Supervisory Board, to pass resolutions on the exclusion of subscription rights of the shareholders and to specify further details of the respective capital increase as well as the relevant conditions pertaining to the issuance of the shares. A subscription right exclusion shall, however, only be permitted for a capital increase against contributions in kind, especially for the purchase of a company or a participation therein, for an issuance of shares to employees of the Company or of an affiliated company, for fractional amounts or, in accordance with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act, for a capital increase against contributions in cash which does not exceed ten per cent of the share capital and in respect of which the issue price is not significantly less than the stock exchange price. The following amounts shall be credited against the ten per cent limit: The pro rata amount of the share capital for which there is an option or conversion right or an option or conversion obligation due to option bonds or convertible bonds issued under exclusion of the subscription right in analogous application of Sect. 186, para. 3, clause 4 of the German Stock Corporation Act since the date of the resolution on the aforementioned authorization for the exclusion of subscription rights and the volume of sales of own shares conducted on the basis of an authorization pursuant to Sect. 71, para. 1, No. 8, clause 5 in conjunction with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act under exclusion of the subscription right since the date of the resolution on the aforementioned authorization for the exclusion of subscription rights. Insofar as the subscription right is not excluded, the subscription rights shall be traded on the stock exchange, in which shareholders and third parties can take part. The Supervisory Board is authorized to amend the version of § 4, paras. 1 and 4 of the Articles of Association in line with the scope of the capital increase under the Authorized Capital and to make all necessary further amendments regarding the form of the Articles of Association in this relation.

5. The share capital of the Company is conditionally increased by up to Euro 1,721,688.00 by the issuance of up to 1,721,688 ordinary no par value bearer shares (Conditional Capital I). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on December 29, 2003. The new

shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be carried out to the extent that stock options are issued in connection with the Conditional Capital I and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 5 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

6. The share capital of the Company is conditionally increased by up to Euro 1,221,134.00 by the issuance of up to 1,221,134 ordinary no par value bearer shares (Conditional Capital II). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on August 16, 2005. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be executed to the extent that stock options are issued in connection with the Conditional Capital II and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 6 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

7. The share capital of the Company is conditionally increased by up to Euro 43,621,323.00 by the issuance of up to 43,621,323 new ordinary no par value bearer shares (Conditional Capital 2006/1), each representing Euro 1.00 in the share capital. The conditional capital increase serves to redeem options rights or option obligations in favour of the holders of warrants out of option bonds in accordance with the options terms or to redeem conversion rights or conversion obligations in favour of the holders of convertible bonds in accordance with the bond terms, which were issued by a subordinate affiliated company of Q-Cells Aktiengesellschaft in February 2007 pursuant to the authorization of the Management Board by the General Meeting on June 29, 2006, and which will be issued by Q-Cells Aktiengesellschaft or Q-Cells SE or by companies in which Q-Cells Aktiengesellschaft or Q-Cells SE holds the majority of the voting rights and the capital directly or indirectly based on the authorization resolution of the General Meeting of June 26, 2008, until 31 May 2013. The issuance of the new shares shall be carried out at the option or conversion price (issue amount for the purposes of Sect. 193 para. 2 No. 3 German Stock Corporation Act to be determined on the basis of the aforementioned resolutions regarding the authorization. The conditional capital increase shall only be executed in case options bonds or convertible bonds are issued and only to the extent that holders of option bonds or convertible bonds exercise their option rights or conversion rights or that holders of bonds who are obligated to execute the option or conversion comply with their obligation and to the extent the Company does not assemble the shares needed from other sources or replace them through a cash payment. The new shares issued due to the execution of option rights or conversion rights or due to the compliance with option obli-

gations or conversion obligations shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The Management Board, with the approval of the Supervisory Board, is authorized to specify the further details of the execution of the conditional capital increase. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 7 of the Articles of Association after the issuance of the shares and to make any necessary further amendments regarding the form of the Articles of Association in relation to this and to submit the amendment for entry in the Commercial Register. The same applies, where the authorization to issue option bonds or conversion bonds was not used after expiry of the authorization period or where the Conditional Capital 2006/1 was not used after expiry of the period for the execution of option rights or conversion rights or for the compliance with option obligations or conversion obligations.

8. The share capital of the company is conditionally increased by up to Euro 5,756,442.00 by the issuance of up to 5,756.442 ordinary no par value bearer shares (Conditional Capital 2007/1). The conditional capital increase serves to redeem subscription rights which the Management Board was authorized to issue by resolution of the General Meeting on June 14, 2007, amended by resolution of the General Meeting on June 26, 2008. The issue amount is calculated from 110 % of the unweighted average of the closing prices established on Xetra or a comparable successor system, of if they are only listed abroad, of the unweighted average of the closing prices established on this stock exchange for an ordinary share in Q-Cells Aktiengesellschaft during the 10 trading days preceding the issue of the subscription rights. The new shares to be issued after such subscription rights are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The conditional capital increase shall only be executed in case subscription rights are issued under the Conditional Capital 2007/1 and only to the extent that holders of subscription rights exercise their subscription rights. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4 para. 1 and para. 8 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for registration with the Commercial Register.

§ 5. Shares

1. The shares are made out to bearer (bearer shares).

2. The Management Board shall decide on the form and contents of the share certificates and of the profit participation and renewal coupons acting in consent with the Supervisory Board. The Company is entitled to certify the whole share capital in one or more global certificates. The shareholders are not entitled to a certification of their shares unless a certification is required in accordance with the prevailing rules and regulations of a stock exchange where the shares are registered.

3. The right to issue further preference shares, which precede or are equal to the preference shares issued on the basis on the authorization of the Gen-

eral Meeting of June 14, 2007, according to Sect. 141 para. 2 German Stock Corporation Act (Aktiengesetz) is reserved.

III. The Management Board

§ 6. Composition of the Management Board

1. The Management Board consists of one or more persons. The Management Board may still consist of just one member if the share capital of the Company amounts to more than Euro 3 million.

2. The Supervisory Board shall determine the number of and appoint the regular members and the deputy members of the Management Board, shall conclude the relevant contracts of employment and shall revoke the appointment of members of the Management Board.

3. The members of the Management Board shall be appointed for a maximum of five years. Re-appointments are permitted.

§ 7. Resolutions by the Management Board

Resolutions by the Management Board are passed by a simple majority.

§ 8. Representation of the Management Board

1. The Company is represented by two members of the Management Board or by one member of the Management Board together with an officer of the Company vested with general commercial power (Prokurist). If only one member of the Management Board has been appointed, he shall represent the Company on his own.

2. If several members of the Management Board have been appointed, the Supervisory Board may grant all or individual members of the Management Board sole power of representation. The Supervisory Board may also exempt all or individual members of the Management Board from the ban of multiple representations (Sect. 181, second alternative of the German Civil Code – Bürgerliches Gesetzbuch).

IV. The Supervisory Board

§ 9. Composition of the Supervisory Board

1. The Supervisory Board shall consist of nine members. Six members shall be elected by the General Meeting and three members shall be elected by the employees in accordance with the Law pertaining to the One-Third Participation of Employees in the Supervisory Board (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat).

2. The members of the Supervisory Board shall be appointed up to the end of the ordinary General Meeting which resolves upon the formal approval of the Supervisory Board's actions for the fourth financial year after the commencement of the period of office. The year in which the period of office commences shall not be included in the calculation. In the election, the General Meeting may resolve a shorter period for individual members or all members to be elected.

3. For Supervisory Board members who are elected by the General Meeting, Deputy Members may be elected who shall, in an order specified at the time of their election, act in place of Supervisory Board members who depart prematurely. The election of Deputy Members for the Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

4. If a Supervisory Board member is appointed in place of a departing member, his period of office shall last for the remainder of the period of office of the departing member. If a Deputy Member is appointed in place of a departing member of the Supervisory Board who was elected by the General Meeting, his period of office shall expire at the end of the next General Meeting in which a new member of the Supervisory Board is elected with a majority of at least three quarters of the votes cast but at the latest at the end of the period of office of the departing member of the Supervisory Board.

5. Members of the Supervisory Board who have been elected by the General Meeting may be recalled by the General Meeting before the end of their period of office. The resolution shall require a majority of three quarters of the votes cast. Any recall of Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

6. Each member of the Supervisory Board and each Deputy Member of the Supervisory Board may resign by means of a written declaration without good cause. The declaration shall be sent to the Chairman. A notice period of eight weeks has to be observed.

§ 10. The Chairman of the Supervisory Board and his Deputy

1. The Supervisory Board shall elect a Chairman and a Deputy Chairman from its midst for the period of office determined in § 9, para. 2 of the Articles of Association. The Chairman, in the event of his indisposition his Deputy, shall be entitled to a casting vote (second vote) in the event of a tie. If the Chairman or the Deputy Chairman departs from his position before the end of the official period of office, the Supervisory Board shall effect a new election for the remaining period of office of the departed Chairman or Deputy Chairman.

2. The Deputy Chairman shall have the rights and obligations of the Chairman of the Supervisory Board if the latter is indisposed.

§ 11. Duties and Powers of Authority of the Supervisory Board

1. The Supervisory Board shall have all duties and rights which are assigned to it by the law, the Articles of Association or otherwise. The Supervisory Board shall be entitled to convene a General Meeting if this is required in the interests of the company.

2. The Supervisory Board shall be entitled to carry out amendments to the Articles of Association which only relate to the wording and formulations.

3. The Supervisory Board is required to specify that certain types of business by the Management Board may only be carried out with the consent of the Supervisory Board.

4. The Supervisory Board shall have the right to monitor all managerial activities of the Management Board at any time. The Supervisory Board may inspect and examine the Company's books of account and documents as well as the various assets. It may also appoint individual Supervisory Board members for these tasks or assign special experts for certain tasks.

5. The Management Board shall report to the Supervisory Board at regular intervals as specified by law. In addition, the Supervisory Board may at any time request a report on matters of the Company, on its legal and corporate relationships with affiliated companies and on business transactions of affiliated companies which may be of material importance and significance to the position of the Company.

6. The Supervisory Board shall draw up Rules of Procedure for itself. The Supervisory Board shall draw up and amend the Rules of Procedure for the Management Board.

§ 12. Declarations by the Supervisory Board

Declarations (Willenserklärungen) by the Supervisory Board and, if appropriate, by its committees, shall be issued in the name of the Supervisory Board by its Chairman or, in the event of his indisposition, by the Deputy Chairman.

§ 13. Meetings of the Supervisory Board

1. The Supervisory Board shall hold two meetings in each half of a calendar year.

2. If a member of the Supervisory Board is prevented from attending a meeting of the Supervisory Board or of one of its committees, he shall be entitled to have his written votes regarding the agenda items submitted by another member of the Supervisory Board. This shall also apply for any possible casting vote by the Chairman.

§ 14. Minutes of Meetings

Minutes shall be kept on resolutions and meetings of the Supervisory Board which are to be signed by the Chairman of the respective meeting.

§ 15. Compensation of the Supervisory Board

1. Each member of the Supervisory Board shall receive a compensation in addition to the reimbursement of his expenses. The amount of the compensation shall be established by a resolution of the General Meeting passed with a simple majority.

2. The Company shall reimburse the members of the Supervisory Board for their cash disbursements. The turnover tax payable on the compensation and on any expenses shall be refunded by the Company as far as the members of the Supervisory Board are entitled to charge turnover tax to the Company separately and as far as they exercise this aforesaid right.

V. General Meetings

§ 16. Convocation of General Meetings

1. The General Meeting shall be held at the domicile of the Company or at the choice of the convening body at a German stock exchange location, or in Leipzig, Bitterfeld or Wolfen.

2. The ordinary General Meeting shall be held within the first eight months of each financial year. Extraordinary General Meetings may be convened by the Management Board or the Supervisory Board as often as seems necessary in the interests of the Company.

3. The convocation of the General Meeting must be announced officially at least 30 days before the day on which the shareholders have to notify the Company and document their shareholdings at the latest in accordance with § 17. It must include the Agenda and an address for notification purposes.

4. If the shareholders are known to the Management Board, the convocation may also be carried out by registered letter.

5. If all shareholders appear or are represented, the General Meeting may also pass resolutions without complying with the relevant regulations regarding formalities and time limits unless a shareholder objects to the passing of resolutions.

§ 17. Right to Participation in the General Meeting

1. Only those shareholders shall be entitled to participate in the General Meeting and to exercise voting rights who have notified the Company of

their participation in good time. The aforesaid notification must be received by the Company in writing at the address provided in the convocation at the latest on the seventh day prior to the meeting.

2. The shareholders shall also be required to document their right to participate in the General Meeting and to exercise their voting right. For this purpose, a special certificate regarding the shareholding has to be provided in written form by the depositary institute. This certificate must refer to the shareholding on the beginning of the twenty first day prior to the meeting and must be received by the Company at the latest on the seventh day prior to the meeting at the address provided in the convocation. As far as the Company is concerned, only those who have submitted the necessary certificate are entitled to participate in General Meetings or to exercise voting rights as shareholders.

§ 18. Voting Rights

1. Each ordinary voting share shall grant one vote. The preference shares do not grant any voting rights. If, however, the preference shares shall have voting rights pursuant to mandatory law, each preference share shall grant one vote.

2. The voting right may be exercised by authorized representatives. The power of attorney may be issued in writing, by telefax, electronically or in any other way to be specified in further detail by the Company. Details regarding the issuance of the power of attorney shall be provided along with the convocation of the General Meeting.

§ 19. Chairmanship of General Meetings, Image and Sound Transmissions

1. The Chairman of the Supervisory Board is appointed as Chairman of the General Meeting. In the event of his indisposition, he shall nominate another member of the Supervisory Board to assume the aforesaid function. If the Chairman is indisposed and if he has appointed nobody as his representative, the General Meeting shall be chaired by a member of the Supervisory Board to be appointed by the Supervisory Board.

2. The Chairman shall chair the meeting and determine the sequence of the motions to be discussed, together with the form and type of voting.

3. The Chairman may instruct that the General Meeting may be subject to sound and image transmissions, namely in the internet.

4. The chairman may restrict the shareholders' right to put questions and to speak to an adequate period of time; in particular, he may determine adequate time frames for the course of the meeting, the discussion of the Agenda items and the individual statement or question.

§ 20. Resolutions by General Meetings

1. Resolutions by General Meetings shall require a simple majority of the votes cast unless provided otherwise by binding law or unless the Articles of Association determine other majority requirements. In cases in which the law stipulates a majority of the share capital represented in the voting procedure, a simple majority of the represented share capital shall be sufficient unless a larger majority is stipulated by binding law.

2. A motion shall be regarded as rejected in the event of a tie, with the exception of elections.

3. If in an election a simple majority is not achieved in the first ballot, a tie-breaking vote shall be conducted between the two persons who were awarded the largest number of votes. In the event of a tie in the second ballot, a decision shall be reached by drawing lots.

§ 21. Minutes of General Meetings

1. Notarial minutes shall be kept on matters discussed at General Meetings.

2. The minutes shall have conclusive force for all shareholders both inter se and also in relation to their authorized representatives.

3. It is not necessary to include powers of attorney in the Minutes.

VI. Annual Financial Statements, Management Report and Appropriation of Accumulated Profits

§ 22. Annual Financial Statements and Management Report, Formal Approval of the Actions of the Management Board and Supervisory Board, Appropriation of Accumulated Profits

1. The Management Board shall prepare the Management Report and the annual financial statements for the previous financial year within the first three months of the financial year and shall submit them to the Supervisory Board. Without undue delay, the latter shall then commission the external auditor to audit the annual financial statements. Upon receipt of the audit report by the Supervisory Board, the annual financial statements, the Management Report, the recommendation for the appropriation of the accumulated profits (Bilanzgewinn) and the audit report shall be made available to the other members of the Supervisory Board for examination.

2. The annual financial statements, the Management Report, the Report of the Supervisory Board and the recommendation of the Management Board for the appropriation of the accumulated profits shall be made available in the offices of the Company for inspection by the shareholders with effect from the date on which the General Meeting was convened.

3. After receipt of the report to be issued by the Supervisory Board in accordance with Sect. 171, para. 2 of the German Stock Corporation Act, the General Meeting shall pass an annual resolution in the first eight months of the financial year on its formal approval of the actions of the Management Board and of the Supervisory Board, on the appropriation of the accumulated profits, on the election of the auditor and, in the cases envisaged by law, on the adoption of the annual financial statements.

4. If the Management Board and Supervisory Board adopt the annual financial statements, they may allocate up to half of the net income for the year (Jahresüberschuss) to other revenue reserves (andere Gewinnrücklagen); they are also authorized to allocate up to an additional quarter of the net income for the year to other revenue reserves as long as the other revenue reserves do not exceed half of the share capital and provided they do not exceed half of the share capital after the allocation. If the General Meeting adopts the annual financial statements, a quarter of the net income for the year is to be allocated to other revenue reserves. For calculating the parts of the net income for the year to be allocated to other revenue reserves, advance transfers to the statutory reserve (gesetzliche Rücklage) and losses carried forward (Verlustvorträge) have to be deducted.

5. The General Meeting shall pass a resolution on the appropriation of the accumulated profits resulting from the adopted annual financial statements. The General Meeting may also resolve upon a distribution in kind in accordance with Sect. 58, para. 5 of the German Stock Corporation Act.

6. Preference shares without voting rights entitle to a preference dividend of Euro 0.03 per preference share and fiscal year. If the preference dividend is not or not fully paid in one fiscal year, the arrears shall be paid subsequently without interest out of the earnings available for distribution in the following fiscal years in such a way that the prior arrears are to be paid before the more recent ones and that the preference dividend for the new fiscal year may only be distributed after all arrears have been paid. After distribution of the preference dividend the holders of ordinary voting shares are entitled to receive a dividend of Euro 0.03 per ordinary voting share, if a dividend is distributed. If further dividends are distributed, they shall be paid to the holders of preference shares and ordinary voting shares proportionately to their shareholding in the share capital.

§ 23. Formation Costs

Court, legal consultancy, notary costs and publication expenses which are connected with the formation of the Company shall be borne by the Company up to a maximum amount of Euro 5,000.00.

/ /

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany TEL +49 (0)3494 66 99-0 FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001;
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to Section 15 of the German Securities Trading Act (WpHG)

Q-Cells AG publishes its report as of 30 June 2008:

- **Sales +65% and EBIT +47%**
- **Further raw materials secured as basis for accelerated expansion of the factory in Malaysia**
- **Increase in thin-film capacities at Sontor and Solibro**
- **Forecast raised for 2008 and following years**
- **Agreement with SunEdison for the North American PV market**

Bitterfeld-Wolfen, 13 August 2008 - Q-Cells AG (QCE; ISIN DE0005558662) has presented its report as of 30 June 2008. Production rose by 65% to 263.5 Megawatt peak (MWp) in the first six months of 2008 (first half-year 2007: 159.8 MWp). During the second quarter of 2008, therefore, the company achieved 25% growth with a production volume of 146.5 MWp compared with the previous quarter.

Sales in the first six months also increased by 65% to € 579.5 million (first half-year 2007: € 350.4 million). This corresponds to a sales increase of 15% in the second quarter compared with the first quarter of 2008. In addition to the sales increase, Q-Cells also posted an increase in stocks of € 17.4 million (first quarter: decrease in stocks of € 5.2 million), which impacted on the company's operating income. This increased stock was associated with ongoing projects of the Q-Cells International GmbH subsidiary established last year which are to be realised by the end of the year.

Without taking into account the start-up costs for the new technologies, Q-Cells AG generated earnings before interest and taxes (EBIT) amounting to € 129.9 million in the first six months. Adjusted for these start-up costs, which increased in the second quarter, Group EBIT amounted to € 119.1 million (increase of 47% in comparison to first half of 2007). EBIT in the second quarter thus amounted to € 66.1 million in the core business and € 60.2 million for the Group taking the start-up costs into consideration. Adjusted for the effects of the change in stock (the stocks are valued as low direct costs), EBIT in the core business in the second quarter amounted to approximately € 73 million and € 67 million for the total enterprise respectively. The adjusted EBIT margin for the core business in

each of the first two quarters of 2008 was therefore around 23%, for the group in both quarters approximately 21%.

Net income for the first half-year (after minorities) was € 74.7 million without taking into consideration the effects of the investment in REC Renewable Energy Corporation ASA (first half-year 2007: € 47.6 million). This corresponds to an increase of 57% over the same period of the previous year. As a result of the termination of the put options agreement with Orkla ASA, as already reported with the Q1 figures, an amount of € 18.1 million was written down in the second quarter for the put options regarding the REC shares. This results in a negative income contribution of € 2 million for the first half-year (following the write-up amounting to € 16.1 million in the first quarter). Including the pro-rata REC net income (€ 9.4 million) and the mentioned depreciation, the net income for the first half-year amounted to € 82.1 million (previous year: € 77.3 million).

Despite a lower share of sales to Spain in the second quarter, Q-Cells further increased the export ratio in the first half of 2008 in comparison with both the same period of the previous year (57.6%) and the first quarter (69.2%) to 70.3%. The company achieved the highest growth rates compared with the previous quarter in India and North America.

Further expansion in core business and thin-film technologies

Following the conclusion of the supply agreement with the Canadian Bécancour Silicon Inc. (BSI) to continue supplying 6,000 tonnes of solar silicon per year from 2010 to 2013, the production plant in Malaysia is to be expanded to a total production capacity of 520 MWp by the end of 2009. At the Bitterfeld-Wolfen location, a production capacity of 800 MWp is to be achieved by mid-2009. Q-Cells will then have a production capacity of 1,320 MWp in the core business by the end of 2009.

Solibro, in which the company holds a 67.5% stake, and which began production of the first test modules on the basis of a CIGS thin-film technology at the Bitterfeld-Wolfen location in mid-April, will expand its production capacities substantially. In 2009, Solibro is to increase the capacity at Bitterfeld-Wolfen from 30 MWp to 45 MWp. Solibro will also construct a second production line with a production capacity of 90 MWp. Construction is scheduled to begin at the end of 2008. The ramp-up phase will begin in the fourth quarter of 2009.

By the end of 2008, our wholly-owned subsidiary Sontor will have concluded the production ramp-up with a capacity of 25 MWp at the Bitterfeld-Wolfen location. Due to the positive results of pilot production, the next stage of expansion with a production capacity of 120 MWp will be twice as large

as originally planned. Construction is also expected to begin in the fourth quarter of 2008. Start of production is scheduled for the fourth quarter of 2009 and full production capacity is expected to be achieved by mid-2010.

Outlook for the whole year and the following years

On the basis of the raw material volumes secured for the ongoing year, Q-Cells AG now expects to achieve a production volume of 585 MWp in the core business in 2008 (previously 570 MWp). With regard to the new technologies, a total production volume in all thin-film subsidiaries of between 10 MWp and 20 MWp is expected for 2008 (previously between 25 and 50 MWp) due to the delayed production start-up, particularly at Calyxo GmbH.. Thanks to the overall positive development, the Group is raising its sales forecast for the current year to approximately € 1.325 billion (previously € 1.275 billion). With an EBIT margin which continues to be approximately 20%, Q-Cells AG expects operating income of approximately € 260 million (previously € 252 million). Without the REC income taken into consideration, the company aims to achieve an annual result of approximately € 177 million. Including the pro-rata income from REC, net income for the year should amount to be approximately € 200 million.

Q-Cells AG aims to generate a production volume of more than 1 GWp throughout the Group in 2009. This corresponds to approximately 70% growth over 2008. The sales forecast for 2009 will also be substantially increased to approximately € 2.25 billion (previously > € 2 billion).

The company expects an again accelerated growth in 2010 compared with the year 2009. Q-Cells aims to achieve a total production volume of approximately 2.5 GWp. More than 2 GWp (previously >1.5 GWp) of this relates to the core business. The production target for all subsidiaries in the area of thin-film technologies is in excess of 400 MWp.

Q-Cells and SunEdison jointly address the North American photovoltaic market for large scale solar projects

Q-Cells International USA Corp., a California-based 100% subsidiary of Q-Cells International GmbH and Sun Edison LLC, North America's largest solar energy services provider, have agreed to jointly develop large-scale photovoltaic systems and financial solutions for the North American market. Therefore, Q-Cells International USA and SunEdison have signed an agreement to jointly develop, construct, own and operate solar power projects in the United States. The agreement relates to Q-Cells

International supplying solar modules with a total performance up to 800 MWp over a period from the end of 2008 to 2013.

The six-month report and a current company presentation can be downloaded from the Investor Relations section of the Q-Cells AG's website (www.q-cells.com).

Additional information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse
(Official Market / Prime Standard; Frankfurt Stock Exchange)
Company's seat: Federal Republic of Germany

Q-Cells AG
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
OT Thalheim
06766 Bitterfeld-Wolfen
Germany
investor@q-cells.com
Tel.: +49 - (0)3494 - 6699 10101

ONE SUN. ONE WORLD. ONE Q.



GLOBAL AWARENESS. GLOBAL PRESENCE. REPORT AS OF 30 JUNE 2008

Q.CELLS

FINANCIAL HIGHLIGHTS (IFRS)		01/01–06/30 2008	01/01–06/30 2007	2007	2006	2005	2004	2003[1]	2002[1]
Income									
Sales revenues	€ million	579.5	350.4	858.9	539.5	299.4	128.7	48.8	17.3
Export ratio	%	70.3	57.6	60.7	53.3	36.8	25.8	30.4	43.3
Change in stocks of finished and unfinished products	€ million	12.2	14.3	–0.3	18.7	11.9	–1.2	4.8	2.1
EBITDA	€ million	139.1	91.5	222.0	147.2	74.4	24.8	8.5	2.4
Operating income (EBIT)	€ million	119.1	80.9	197.0	129.4	63.2	19.6	5.3	0.9
Earnings before taxes (EBT)	€ million	107.1	102.8	209.8	138.0	59.9	17.9	4.3	0.1
Net income for the period (after minorities)	€ million	82.1	77.3	148.4	97.1	39.9	12.0	3.0	0.2
Assets									
Net financial receiveables (+)/ net financial debt (–)[2]	€ million	–152.2	198.4	171.1	130.0	194.1	–30.0	–17.6	–13.2
Total assets[2]	€ million	2,664.3	2,449.1	2,588.3	634.5	456.1	113.1	52.6	26.6
Shareholders' equity[2]	€ million	1,931.6	1,754.1	1,833.8	440.0	321.3	34.7	10.3	0.8
Equity ratio[2]	%	72.4	71.6	70.8	69.3	70.4	30.7	19.6	3.0
Financial condition									
Operating cash flow	€ million	–156.4	43.9	205.7	23.7	22.6	6.4	0.6	–2.2
Capital expenditure	€ million	149.0	120.0	252.3	67.3	46.6	35.1	15.0	7.0
Free Cash flow	€ million	–284.8	–73.3	–37.8	–28.7	–8.0	–21.8	–8.5	–6.9
Cash and cash equivalents[2]	€ million	280.6	618.3	414.1	147.3	200.6	2.5	1.4	0.1
Production									
Nominal capacity[2]	MWp	788	450	645	420	292	170	63	22
Production capacity[2]	MWp	630	360	516	336	234	136	50	17
Actual Production	MWp	263.5	159.8	389.2	253.1	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	71.9	44.4	106.3	70.9	46.3	22.2	8.9	3.7
Employees[2]	number	1,880	1,322	1,707	964	767	484	207	82

1) Individual financial statement 2) At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS (STATUS 06/30/2008)		2008	2009	2010	2011–2018
Purchase					
Contracted/secured	MWp	625	1,159	1,272	15,000[1]
Additional potential availabilities[2]	MWp	20	430	2,127	[3]
Weighted sum	**MWp**	**631**	**1,288**	**1,910**	**15,000**
		2008	**2009**	**2010**	**2011–2018**
Sales					
Contracted/secured[4]	MWp	560	821	877	4,500
In negotiation	MWp	~40	~380	~1,000	~11,800

1) Includes optional quantities of the second fab of Elkem.
2) Potential additional volumes may result from current negotiations, annual on-going deliveries, thickness reduction and volumes from potential new suppliers. Based on experience only a part (assumption: ~30 %) leads to additional delivery quantities.
3) Forecasts will be undertaken later on in the relevant time frames.
4) +/–10 % variation because of stipulations.

OVERVIEW BUSINESS SEGMENTS (01/01–06/30/2008)		Core business	New technologies		REC			Group
			Full consolidation[1]	Equity-consolidation[2]	Income at equity	PPA[3]	Put options	
Sales revenues	€ million	578.3	1.2					579.5
Gross profit	€ million	212.4	–0.1					212.3
EBIT	€ million %	129.9 22.0	–10.8					119.1 20.1
Net income (after minorities)	€ million %	88.8 15.0	–8.8	–5.3	15.3	–5.9	–2.0	82.1 13.9

1) Calyxo GmbH, Sontor GmbH, VHF Technologies SA
2) Solibro GmbH, EverQ GmbH, Solaria Corporation, CSG Solar AG
3) Amortisation on intangible assets (order backlog and technologies)

- **BUILD-UP OF PRODUCTION CAPACITY IN MALAYSIA ACCELERATED**
- **EXPANSION AT SONTOR AND SOLIBRO DECIDED**
- **CONVERSION INTO EUROPEAN COMPANY (SE)**
- **PRODUCTION RISES BY 65%**
- **SALES RISE BY 65%**
- **EBIT GROWS BY 47%**

CONTENTS

DEAR SHAREHOLDERS, FRIENDS AND PARTNERS OF Q-CELLS AG,

On Friday, 4 July, we got there: the Bundesrat – Germany's second chamber of parliament – gave its agreement, the amendment of the Renewable Energy Sources Act (EEG) was a done deal. This means that a long discussion process, which preoccupied the sector and, of course, Q-Cells hugely, has now been concluded, as the law stated that the rules of the EEG had to be reviewed.

In fact, everybody should be happy with what has been achieved: Germany leads the world in the use of environmentally friendly solar energy, and German industry has captured a place among the frontrunners in this forward-looking sector. More than 40,000 jobs have been created, in both industry and among craftsmen, within a few years.

Despite these sound arguments, we have lived through a debate in recent months, which has unsettled the sector, consumers and, to some extent, the financial markets. We have no wish to repeat the arguments here, but at some point an attitude became established in the media, in particular, that was out to present photovoltaics in an entirely negative light. This culminated in demands for a reduction in the feed-in tariff, which would have forced the German PV sector out of Germany or ruined it.

In the light of this situation, Q-Cells, together with other companies in the sector, opted to talk to the politicians. Our aim was to make the debate more objective and to find a common approach that would allow the solar industry to continue growing without imposing too heavy a burden on German electricity consumers. The result, which was finally adopted by the German parliament, represents a compromise, which takes account of both these aspects. The increase in the annual degression of the feed-in tariffs without the break that was initially feared in 2009 and the option of adjusting the degression rate if new installations fall short of or exceed a fixed growth corridor are a sustainable solution. At the same time, the German legislators have set ambitious – in our opinion – cost reduction targets, which will set the company an additional challenge. We are happy to accept this, as reducing the cost of solar electricity remains our paramount goal.

What this debate has yet again shown us – together with continuing debates in other markets such as Spain or the USA – is that we, as a sector, do not wish to be and cannot be dependent on political decisions in the long term. Competitiveness as fast a possible – that is and will remain our watchword.

Of course, there have been other developments in recent months apart from the discussions about the EEG and society's support for the technology of the future, namely photovoltaics. For Q-Cells, the focus has been concentrated particularly on globalising its own production activities. We have made further progress at our new location in Malaysia. Braving the monsoon, we laid the foundation stone for the first factory for crystalline solar cells at the beginning of June. Having signed a follow-up contract covering the supply of directly cleaned metallurgical silicon for the period from 2010 to 2013 with Bécancour Silicon Inc. (BSI) at the end of July, we are now able


WWW.SOLARTAXI.COM

to expand this production complex much faster as hitherto planned. By the end of 2009, we will have built up a production capacity of 520 MWp in Malaysia. Altogether, Q-Cells will have available a production capacity for crystalline solar cells of more than 1.3 GWp by the end of 2009.

While construction of the Malaysian facility was underway, another factory was opened in Germany. On 23 May, Solibro GmbH, a joint venture owned by Q-Cells and the Swedish company Solibro AB, inaugurated its first production line in the Solar Valley in Thalheim. This means that only eight months after work started on construction, one of the world's first factories for the manufacture of copper-indium-gallium-diselenide (CIGS) thin-film modules could start production. Solibro has invested more than € 50 million in the factory, which has a production capacity of 25-30 Megawatt peak (MWp). Among the various thin-film technologies, the CIGS technology is distinguished by a particularly high potential efficiency rating. Solibro has already provided evidence of this: only a few days after the first coating plant was commissioned, the company produced modules with an efficiency rating of more than 11 %. Solibro already employs 150 staff.

For Solibro this is just the first step. The shareholders decided in July to build the next expansion line with a capacity of 90 MWp. Construction will start in autumn 2008, the ramp up will presumably begin in the fourth quarter of 2009. At the same time, research and development activities at the German and Swedish locations in Bitterfeld-Wolfen and Uppsala will be expanded in order to tap the full efficiency potential of this technology more rapidly.

Sontor GmbH, a 100 % subsidiary of Q-Cells AG, will also expand its production capacities for micromorphous silicon thin film modules. Until the end of this year, the company will complete the ramp up of the first 25 MWp facility. Due to the very promising results of the test production,

we have decided to expand the production capacity by an additional 120 MWp, twice as much capacity as previously planned. Construction for the new factory will start in the fourth quarter of 2008, ramp up ought to start in the fourth quarter of 2009.

The present report is probably the last one to be produced by Q-Cells AG. But you need not worry: this is only because the Annual Shareholders' Meeting on 14 June gave its consent to the company's conversion into a European Company. In future, you will be shareholders of Q-Cells SE, whereby the acronym stands for Societas Europaea – undoubtedly an interesting comeback for Latin, when viewed in cultural and historical terms, in modern business life.

But now let's look at the figures themselves:

In the first half of 2008, **production** of polycrystalline and monocrystalline solar cells rose to 263.5 MWp from 159.8 MWp in the previous year. This equates to an increase of 65%. In the second quarter, production stood at 146.5 MWp, and was consequently 25% up on the first quarter (117.0 MWp).

Our **sales** also increased by 65% to € 579.5 million compared with € 350.4 million in the first half of 2007.

Compared with the previous year, **EBIT** rose by 47 % to € 119.1 million (from € 80.9 million). This includes start-up losses for the new technologies that have been higher in Q2 than in the preceding quarter.

Compared with the same period in the previous year, **net income for the period** – not taking into account the effects resulting from the stake in REC Renewable Energy Corporation ASA – grew by 57% to € 74.7 million (from € 47.6 million). Taking account of all the extraordinary factors resulting from the stake in REC net income for the period rose to € 82.1 million from € 77.3 million in the first half of 2007.

The **number of employees** in the Group rose to 1,880 by 30 June 2008, of which 70 were trainees. This means that we again created 173 new jobs in the first half of 2008.

Bitterfeld-Wolfen, OT Thalheim, 13 August 2008

The Board of Directors of Q-Cells AG

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

THE Q-CELLS SHARE

Share markets fall sharply in the first half of 2008, solar share prices suffer more than most

KEY SHARE DATA AS OF 06/30/2008

Ordinary shares	
Symbol	QCE
Security indentifation number (WKN)	555866
ISIN	DE0005558662
Bloomberg	QCE GR
Reuters	QCEG.DE
TecDAX listing	since 19 December 2005
Preference shares (not listed)	
Security indentifation number (WKN)	A0MFZE
ISIN	DE000A0MFZE1

Number of ordinary shares as of 30 June 2008 (listed)	Units	80,771,496
Number of preference shares as of 30 June 2008 (not listed)	Units	30,569,984
Total number of shares as of 30 June 2008	**Units**	**111,341,480**
Average number of ordinary shares in H1 2008	Units	80,708,088
Average number of preference shares in H1 2008	Units	30,569,984
Average total number of shares in H1 2008	**Units**	**111,278,072**
Ordinary shares		
Share closing price as of 30 June 2008 (Xetra)	€	64.54
Share price high in H1 2008 (Xetra)	€	98.18
Share price low in H1 2008 (Xetra)	€	46.22
Market value of ordinary shares as of 30 June 2008	€ million	5,072
Earnings per ordinary share in H1 2008 (undiluted)	€	0.74
Earnings per ordinary share in H1 2008 (diluted)	€	0.72
Operating cash flow per ordinary share in H1 2008	€	-1.40

At the beginning of the year, sentiment on international share markets turned. Investors' attention focused on the macroeconomic risks that had been apparent for some time. A series of weak economic data in the USA as well as a rising tide of bad news on the levels of banks' write-downs shaped events on share markets in the first quarter. Three rate cuts by the Federal Reserve totalling 200 basis points to 2.25% by mid-March calmed investors' nerves somewhat. The subsequent rally on share markets to around the end of May was accompanied by a further rate cut by the Federal Reserve of 25 basis points to 2.00% at the end of April. Since the end of May, rising inflation rates throughout the world, new reports on the write-downs required at banks and the increasing deterioration in the prospects for the economy have caused a global decline in share prices.

In the first half, the American index, the S&P 500, lost 12.8%, while the leading European index, the EuroStoxx50, posted a fall of 23.8%. The two German indices, the DAX and TecDAX, fell by 20.4% and 20.9% respectively.

The solar industry's shares, which had achieved well above-average growth in the previous year, came under far greater pressure than the international and German standard indices. The Photon Photovoltaic Stock Index (PPVX), which is made up of 30 international companies in the solar sector, fell by 23.8% in the course of the first half of 2008.

SHAREHOLDER STRUCTURE (AS OF JUNE 2008)

ORDINARY SHARES: 80,771,496



- **29.1%** Good Energies (Solar Investments) S.àr.l. (23,466,513)
- **10.0%** FMR (Fidelity) (8,051,427)
- **60.9%** Other (49,253,556)

FMR (Fidelity) and Other: **70.9%** Free Float

TOTAL SHARES: 111,341,480



- **27.5%** Preference shares (30,569,984)
- **21.1%** Ordinary shares (23,466,513)
- **7.2%** FMR (Fidelity) (8,051,427)
- **44.2%** Other (49,253,556)

Preference shares and Ordinary shares: **48.6%** Good Energies (Solar Investments) S.àr.l.

FMR (Fidelity) and Other: **51.4%** Free Float

PERFORMANCE OF THE Q-CELLS SHARE AND COMPARATIVE INDICES IN THE FIRST HALF OF 2008
SHARE PRICE (IN €, REBASED)


110
100
90
80
70
60
50
40
30
Jan.
Febr.
March
April
May
June

■ Q-Cells −33.9% ■ PPVX −23.8% ■ TecDAX −20.9% ■ DAX −20.4%

In this environment, the Q-Cells share lost 35.6 % to € 62.86 despite publishing figures for fiscal year 2007, which exceeded market expectations, and a series of positive announcements from the company.

The Q-Cells share started the second quarter with price rises. The figures for the first quarter published on 14 May were well received by the capital markets. The agreement on the photovoltaic subsidy from 2009 also contributed to the rise in the share price in Germany, the Group's most important market. In the second half of June, a combination of the deterioration in share markets and the discussions concerning the introduction of an annual ceiling for subsidised PV equipment in the Group's second largest market, Spain, led to a marked correction in share prices in the solar sector. The Q-Cells share was trading at a price of € 64.54 at the end of the second quarter, which equates to growth of 2.7 %. However, because of the sharp fall in the first three months, the shares closed the first half of 2008 33.9 % down.

DISTRIBUTION OF ANALYST'S RATINGS (AS AT 25 JULY 2008)


22 Buy
9 Hold
2 Sell

RECOGNITION FOR THE GROUP'S INVESTOR RELATIONS ACTIVITIES

In June, Q-Cells was awarded the "Capital Investor Relations Prize 2008" in the TecDAX category by the magazine Capital in collaboration with the DVFA. In addition, Q-Cells received the second highest number of points of all the German companies assessed and was ranked second behind BASF in the overall appraisal.

The number of ordinary shares issued has increased by 82,107 in total as a result of employees exercising their stock options in April, May and June. There has been no change to the number of preference shares in the reporting period.

Since the beginning of the year, seven more banks have included the Q-Cells share in their coverage. As a result, the number of share analysts has risen to 33, of whom just over half, or 17 analysts, are employed by foreign banks. This equates to well above-average coverage for a TecDAX stock. In mid-April 2008, 22 of the banks covering the share recommended buying Q-Cells shares. Eight analysts have rated it 'hold' and three analysts recommend selling Q-Cells shares. The range of upside price objectives extends from € 47.50 to € 127.50, with the average standing at just over € 86.

ANNUAL SHAREHOLDERS' MEETING

The ordinary Annual Shareholders' Meeting was held for the first time not far from our headquarters in Leipzig on 26 June. The agenda included the following important – for the company's future growth – items for agreement:

- Reinvestment of the profits for fiscal 2007 following distribution of the mandatory dividend of € 0.03 per preference share specified in the Articles of Association
- Conversion of Q-Cells AG into a European Company (SE – Societas Europaea)
- A revision of the authorisation to issue option and/or convertible bonds with a total nominal value of up to € 5 billion excluding shareholders' subscription rights
- Renewal of the authorisation to buy back own shares up to 10 % of shareholders' equity

All items on the agenda were agreed with a substantial majority.

GROUP MANAGEMENT REPORT

OVERALL ECONOMY AND INDUSTRY

Although the upturn in the global economy slowed significantly in the first half of 2008, the global economy remains in good shape overall. While it grew by 5% in 2007, the German economic research institutes expect the global economy to expand by well under 4% this year and a little less the following year. However, the loss of momentum will remain limited when viewed from a medium term perspective.

Grounds for optimism are provided by the strength of companies that do not operate in the financial sector, the impetus from the US economy, which is probably to be expected following the election in November and continuing strong economic growth in the emerging economies. Admittedly economic growth slowed here too but it remained well above the increase in the global economy. In China – which has been the engine driving growth not just in Asia but in the world as a whole for years – gross domestic product again grew by around 10% this year. Compared with 11.7% growth in the previous year, this indicates that the pace of Chinese growth is slowing gradually.

The global economy is depressed by continuing sharp increases in commodity and energy prices. The price of crude oil has doubled within a year and at the end of June exceeded the previously scarcely conceivable figure of USD 140/bbl. Economic research institutes assume that the price of crude oil will stabilise at around USD 135/bbl in 2008. This means that the upward pressure on prices in many sectors has accelerated considerably in recent months. In addition to crude oil, food has become massively more expensive – this is leading to a reduction in purchasing power, which is depressing private consumption worldwide. In the euro zone inflation accelerated to 3.6% in the second quarter of 2008, the highest rate since the introduction of the euro.

American real estate and the associated financial crisis remains a risk factor. More than a year since the crisis started, the situation has calmed somewhat but we are not yet through the "Valley of Tears". Banks' confidence in each other has not yet been restored. In the course of the crisis, lending policy has become far more restrictive, which restricts the financing options for companies. This is likely to continue having a negative impact on economic output into next year and to depress economic activity further.

In the euro zone, 2008 started surprisingly well with gross domestic product confounding expectations with a sharp rise of 0.7%. However, growth stagnated in the second quarter and is likely to rise by 0.3% in both the third and fourth quarters.

According to initial figures published by the Federal Office for Statistics, real gross domestic product in Germany grew particularly strongly in the first quarter, at 1.5%. However, in the opinion of the Kiel Institute for the World Economy, this rapid growth is attributable to several extraordinary factors – including the favourable situation in the construction sector, which benefited from the mild winter, and exceptional circumstances in the case of capital investment, which were attributable to imminent changes in the rules governing depreciation. These extraordinary factors were no longer applicable in the second quarter of 2008, which meant that Germany followed trends in the euro zone and its gross domestic product fell perceptibly. Current forecasts estimate growth in German gross domestic product of between 1.8 and 2.1%. However, these figures could be revised downwards again in the course of the year, since the Ifo Business Climate Index for industry and trade deteriorated markedly in June and July. In the face of a slowdown in export growth caused by the strong euro, continuing commodity shortages and the sharp increase in oil and energy prices, more and more companies are pessimistic in their assessment of the economic outlook.



The dramatic rise in energy prices and the acceleration in climate change are also affecting public discussion of future energy supplies this year. At the same time, the debate is increasingly assuming the contours of a sustained "global discourse". It is becoming more and more apparent that a sustainable energy supply will be the global issue of the 21st century – an issue, which unlike previous public discussions has engaged all the world's countries without exception or will shortly do so. Since the debates about nuclear power in the late 1970s, Germany has led the way in this discussion.

This is also apparent from the extent to which renewable energies have been introduced to the market. In addition to wind power, photovoltaics play a crucial role here. With some 1.2 GWp newly installed output last year, Germany remains the world's largest sales market for photovoltaics. However, the USA is regarded as the future market above all others. An intense, public discussion about an environmentally responsible energy supply has started here in recent months. In wind power, the USA has already replaced Germany as the "global leader" – and this could be the case in photovoltaics in a few years. We expect that the USA, most notably California, will close the gap on Germany, the market leader, in the medium term.

The shortage of silicon, which led to capacity in the solar industry being under-utilised in many cases, is almost certainly a thing of the past. Additional quantities of solar silicon amounting to several thousand tonnes will start to be produced this year. However, experts do not expect a perceptible easing in the silicon market until the end of 2009.

The reduction in commodity prices, which is expected from 2010, will contribute to the challenges, which have emerged from the amendment of the Renewable Energy Sources Act (EEG). The new EEG went through the legislative procedure in the first half of 2008. It envisages, inter alia, reducing the feed-in tariff by 8% to 10% – depending on the type of equipment involved – every year from 2009. For the industry, this means in addition to inflation and rising energy costs achieving equipment costs, which continue to allow photovoltaic equipment to be operated cost effectively in Germany. According to representatives of the industry, German solar companies will be able to achieve this ambitious goal through innovative production processes and economies of scale – as they have demonstrated on numerous occasions in the past. In contrast, demands, such as a 30% reduction in the feed-in tariff or a cap to expansion, which would have permanently limited the development of Germany as a solar market, were not included in the new EEG.

Q-CELLS' BUSINESS SITUATION

DEVELOPMENTS TO DATE IN 2008

Core business

In the course of the first half of 2008, we have increased our annual production capacity by 114 MWp to 630 MWp by commissioning the third and final part of our production line V and by carrying out a retrofit programme for production lines I to IV. In addition, we have resolved to expand our capacity for the production of crystalline solar cells still further. We shall start construction of the new production line VI at our Bitterfeld-Wolfen site in the course of the second half of 2008. The first phase of expansion with a production capacity of 130 MWp will start production in the fourth quarter of 2008. Due to optimization and expansion steps we will add 30 MWp of production capacity during first quarter of 2009 and another 10 MWp during second quarter of 2009 to our line VI. Since the photovoltaic business is increasingly evolving globally, we have decided to construct the next production complex in Malaysia. The production complex Malaysia I will step by step achieve a production capacity of 520 MWp till the end of 2009. The ramp-up of the first part of Malaysia I with a production capacity of ca. 130 MWp will start at the end of the first quarter of 2009. With this expansion steps Q-Cells will have a production capacity for crystalline solar cells of 800 MWp in Thalheim and 520 MWp in Malaysia by the end of 2009.

At the end of March, we signed a contract for the supply of directly cleaned metallurgical silicon with the Canadian company Bécancour Silicon Inc. (BSI). The contract encompasses the delivery of 410 tonnes in 2008 and 3,000 tonnes in 2009 at fixed prices. Deliveries started immediately after the contract was signed. In July, we concluded a follow-up contract for the period from 2010 to 2013 with BSI. The details of the contract are explained in the supplemental report.

On the basis of the contractually agreed silicon quantities – including the quantities from BSI – Q-Cells has decided to move into ingot production and to expand capacity for wafer production above and beyond its existing plans.

We shall develop a centre of expertise for ingot production at the Bitterfeld-Wolfen site. We shall also – as announced previously – construct a wafer production plant with a capacity of 80 MWp immediately in front of cell production line V. We shall develop ingot and wafer production capacity of 520 MWp each – to match our cell production capacity – at the new site in Malaysia over several phases of expansion.

In order to fund further growth, we concluded a revolving loan facility amounting to € 750 million with an international consortium of banks in May. The duration of the loan ends on 31 March 2009. We have not yet utilised the loan facility.

New technologies

In addition to the expansion in our core business, we have decided to expand capacity further at our subsidiaries and affiliated companies involved in thin-film business.

In mid-April, Solibro started production of its first test modules at the Bitterfeld-Wolfen site. The ramp-up of the new production facility is proceeding as planned. Full production capacity at the first industrial scale plant of 30 MWp will be reached at the end of 2008.

In 2009, Solibro will significantly increase production capacity at the site in Thalheim from 30 MWp to 45 MWp. The increase in production capacity will allow Solibro to utilise their facilities more effectively and will lead to a reduction in production costs. The ramp-up of the 15 MWp expansion will take place in the second and third quarters of 2009. In addition, Solibro will construct a new production facility with a capacity of 90 MWp. Construction is planned to start at the end of 2008. The ramp-up phase will start in the fourth quarter of 2009. Full production capacity will be achieved in the fourth quarter of 2010.

Our wholly owned subsidiary Sontor will have completed the ramp-up of its production facility with a capacity of 25 MWp at the Thalheim site by the end of the current year. On the basis of the positive results of the pilot production facility, the next phase of expansion, with a production capacity of 120 MWp, will be twice as large as previously planned. Construction will start in the final quarter of 2008. Production will start in the fourth quarter of 2009 and full production capacity will be achieved at the end of the second quarter 2010.

Calyxo has produced far less than planned in the first half of 2008 because of start-up problems. This will also lead to production falling short of our planned figures for 2008 as a whole. Despite this delay, the ramp-up of the first production line with a capacity of 25 MWp will be completed at the end of the current year. The building for the 60 MWp expansion is currently under construction immediately adjacent to the first production line. Production from the new plant is expected to start in mid-2009.

The Solaria Corporation started mass production of its low concentration solar cells at the end of the second quarter. Ionics EMS produces the "multiplier solar cell" on behalf of Solaria in the Philippines. In 2008, Solaria aims to produce solar cells with an output of 2 MWp, while the production capacity of 25 MWp is to be fully utilised in 2009.

Please refer to the section on investments and new technologies in the 2007 Annual Report for a detailed description of the various new technologies.

INCOME

Revenue development

Q-Cells continued its dynamic growth in the first half-year of 2008. We have increased production output by 64.9 % compared with the same period in the previous year to 263.5 MWp. In the second quarter, we achieved the highest quarterly figure to date with production output of 146.5 MWp. In the course of the first half year, we implemented the findings acquired in our most recent production line V as part of a retrofit programme for production lines I to IV. As a result of these optimisation measures, we did not have the full capacity of lines I to IV at our disposal in the first half year. The retrofit programme was concentrated in the first quarter of 2008.

Because of the sharp increase in production volumes in the core business, Group sales grew by 65.4 % to € 579.5 million in the first half of 2008. The figure for core business sales of € 578.3 million includes revenues from Q-Cells International's project business of € 11.1 million. Sales in the New Technologies segment stood at € 1.2 million in the first half.

If account is taken of sales in other reporting segments, sales in project business and changes in inventories, we arrive at a figure for total output of solar cells of € 579.3 million in the first half-year of 2008 (previous year: € 357.8 million). The increase in stocks of finished and unfinished products of € 12.2 million in the first half of 2008 is caused, in essence, by our project subsidiary Q-Cells International and reflects stocks of solar modules on hand, which have already been purchased or produced for projects but have not yet been installed on the reporting date.

In the first half of 2008, the average sales price per Wp remained at the level of the second half of 2007. In essence, this is attributable to the sharp increase in demand from Spain.

GROWTH IN GROUP SALES IN € MILLION


350.4
H1 2007
579.5
H1 2008

In the first half-year of 2008, the export ratio stood at 70.3 % (compared with 57.6 % in the same period in the previous year). This means that Q-Cells has again increased its export ratio sharply compared with the figure of 60.7 % achieved for 2007 as a whole. We also increased the export ratio quarter on quarter. It stood at 69.2 % in the first quarter of 2008 but had increased to 71.1 % in the second quarter of 2008.

Presently, we supply 80 customers in 40 countries around the world. Our most important sales market was Germany with a 29.7 % share of sales (previous year: 42.4 %). The proportion generated in other EU countries rose sharply from 17.1 % in the same period in the previous year to 32.7 % in the first half of 2008, although this figure fell from the first to the second quarter of 2008. In the first quarter of 2008, it stood at 36.2 % and fell to 29.6 % in the second quarter. Both the trend compared with the previous year and the change between the quarters in the current year is attributable, in essence to deliveries to Spain. Spain was our second most important sales market in the period under

review. We also achieved disproportionate sales growth in the two southern European markets, namely Italy and France. In markets outside the EU, we achieved particularly rapid growth in sales in India, South Korea and Canada.

We expect that Germany will remain the most important market for photovoltaics in the next few years. However, growth rates outside Germany will be higher.

Income growth and changes in major items on the income statement

As in previous years, strong growth in sales in the first half year of 2008 led to a sharp rise in operating income (EBIT) and net income for the period.

In the first half of 2008, the **gross margin** [1], at 35.9%, was slightly up on the previous year's figure of 35.7%. In the second quarter of 2008, our gross margin, at 34.5%, was significantly below the level achieved in the first quarter of 2008, namely 37.5%. The main reason for this is the increase in stocks of finished and unfinished goods in the second quarter compared with a decrease in stocks in the first quarter. Additionally, the changes in the mix of our purchasing volume resulted in a small negative effect.

In the first six months of 2008, **personnel expenses** amounted to € 42.9 million (previous year € 27.1 million). Despite further expansion in our research and development department, the personnel expenses ratio, at 7.3%, was slightly down on the figure for the same period in the previous year of 7.4%. In essence, it fell from 7.5% to 7.0% from the first to the second quarter because of economies of scale.

Depreciation rose by 88.7% in the first half of 2008 compared with the same period in the previous year to € 20.0 million. This was due to the high investment in expanding production capacity last year and this year leading to a slightly increased depreciation ratio of 3.4% compared with 2.9% in the same period in the previous year.

In the first six months of 2008, **other operating expenses** increased from € 21.7 million in the same period in the previous year to € 43.7 million. The figure in relation to total output rose to 7.4% (previous year: 5.7%). The reasons for this are higher servicing expenses because of the retrofit programme for production lines I to IV, increased legal and consulting costs in the course of the conversion into a European company (SE) and an extraordinary expense due the requalification of a development into a research project.

OPERATING INCOME (EBIT) IN € MILLION


80.9
H1 2007 (EBIT margin 22.2%)
119.1
H1 2008 (EBIT margin 20.1%)

Operating income (EBIT) rose sharply to € 119.1 million and is therefore 47.2% up on the previous year's figure of € 80.9 million. At 20.1%, the EBIT margin was down on the figure for the same period in the previous year of 22.2% because of substantial ramp-up costs in the New Technologies segment. In the core business, we even achieved an increase in the previous year's EBIT margin of 22.2% to 22.5% in the first half of 2008. The EBIT margin on group level fell from 22.3% in the first quarter to 18.4% in the second, primarily because of a reduction in the gross margin in the core business and higher start-up losses in the New Technologies segment. In the core business, the EBIT margin amounted to 20.8% in the second quarter, having stood at 24.5% in the first quarter of 2008.

In the period under review, **income from financial assets accounted for using the equity method** stood at € 4.1 million compared with a figure of € 9.1 million in the same period in the previous year.

[1] Expense ratios are always given in relation to total output (sum of sales and changes in stocks of finished and unfinished products)

In the first six months of 2008, the pro rata net income from our stake in **Renewable Energy Corporation ASA (REC)** recognised under this item amounted to € 15.3 million (previous year: € 18.1 million). This was offset by the scheduled depreciation of the intangible assets acquired (orders backlog and technologies) amounting to € 5.9 million (previous year: € 5.1 million), resulting in a net income contribution from REC of € 9.4 million (previous year: € 13.0 million).

Because of the ramp-up of the first industrial scale manufacturing plants, the pro rata loss by Solibro and Solaria was far higher, at € -4.2 million and € -2.0 million respectively, than the figures for the same period in the previous year of € -0.6 million million and € -0.3 million respectively.

Delays in bringing the 25 MWp module manufacturing facility at CSG Solar up to full production led to a pro rata loss in the last quarter that had risen to € -1.8 million (previous year: € -1.3 million).

The pro rata income contribution from EverQ GmbH in the first half year of 2008 amounted to € 2.7 million compared with the loss of € -1.7 million incurred in the same period in the previous year. This development reflects the sharp increase in the production of solar modules with an output of 42 MWp in the first half year of 2008 (previous year: 15 MWp). The ramp-up of the second integrated production line (EverQ2) is complete; however, full production volume has not yet been reached because of minor start-up problems.

Income from financial instruments in the reporting period contains write-downs on the put options – as previously announced in the supplementary report on the first quarter – for REC shares of € 2.0 million, since we waived our put options over REC shares vis à vis Orkla ASA at the end of April 2008. The put options were written up by € 16.1 million in the first quarter, while the value of the put options amounting to € 18.1 million was written off in full in the second quarter of 2008.



NET INCOME FOR THE PERIOD (AFTER MINORITIES) IN € MILLION


77.3
H1 2007 (Return on sales* 21.2%)
82.1
H1 2008 (Return on sales* 13.9%)

* in relation to total output and net income for the period

Undiluted earnings per share have fallen slightly from € 0.75 in the same period in the previous year to € 0.74 in the first half 2008. This is due, on the one hand, to the increase in the number of shares caused by the capital increase through contributions in kind in February 2007 and the exercise of employee stock options and, on the other hand, to extraordinary income of € 44.0 million from the sale of REC shares in the second quarter of 2007. Adjusted for the ordinary and extraordinary income from our participation in REC net income for the period (after minorities) rose by 57 % from € 47.6 million in the same period in the previous year to € 74.7 million in the first half of 2008. Correspondingly the adjusted undiluted earnings per share climbed by 46 % from € 0.46 to € 0.67.

ASSETS

Compared with the end of 2007, Q-Cells' **total assets** rose by € 76.0 million to € 2,664.3 million.

On the **assets side, non-current assets** have risen from € 1,699.8 million at the end of 2007 to € 2,002.5 million. As a result of investments far exceeding depreciation in the course of the first half of 2008, property plant and equipment have increased by € 120.3 million to € 486.7 million. At the same time, other non-current assets have risen by € 176.8 million to € 260.0 million. This is mainly due to the transfer of the advance payment to LDK Solar for the long-term supply contract for solar wafers concluded in December 2007. Our stake in REC is recognised in the balance sheet item "financial assets accounted for using the equity method" with a value of € 1,076.2 million. At the end of the second quarter, the market value of the investment remained well up on its reported value at € 1,399.7 million.

Current assets have fallen by € 226.7 million in the course of the first quarter of 2008. Other financial assets (securities and time deposits) have declined by € 186.5 million and cash and cash equivalents by € 133.5 million in the course of the first quarter. This was primarily due to outflows of funds for investments, the advance payment for the long-term supply contract with LDK Solar concluded in December 2007 and financing the Group's expanding business volumes. Aggregate holdings of other financial assets and cash and cash equivalents amount to € 280.6 million at the end of the second quarter of 2008. In addition, Q-Cells has a currently unused syndicated loan of € 750 million at its disposal to finance growth.

On the **liabilities side, shareholders' equity** increased from € 1,833.8 million at the beginning of the reporting period to € 1,931.6 million at its end. This increase reflects the net income for the period achieved in the first half of 2008 and, to a lesser extent, the increase in minorities. The increase in minorities is due, in essence, to the capital increases at VHF-Technologies.

Q-Cells' equity ratio has increased once again and, at 72.5 % at the end of the period under review, exceeds the figure of 70.8 % at the year-end 2007.

Shareholders' equity covers almost the entire non-current assets, which means that Q-Cells continues to exhibit a very sound balance sheet structure and this provides a very good base for financing the growth planned for the next few years.

During the period under review, there has been virtually no change to **non-current liabilities,** which amount to € 551.7 million at the end of the first half year. This equates to a share of total assets of 20.7 % (as at 31 December 2007 21.4 %). The ongoing addition of accrued interest to the convertible bond issued in February 2007 is reflected in an increase in the balance sheet item of € 9.4 million.

Current liabilities have decreased from € 201.1 million to € 181.0 million during the first six months of 2008 primarily due to the reduction in other current liabilities. Current liabilities account for 6.8 % of total assets at the end of the reporting period (as at 31 December 2007 7.8 %).

Because of the outflow of funds, the net financial position[1] has changed from € 171.1 million to € –152.2 million during the first half year of 2008. The details are explained in the section financial condition.

FINANCIAL CONDITION

There were outflows from **operating activity** of € 134.5 million in the period under review (previous year: inflow of funds of € 62.8 million). The main reason for the substantial outflow of funds is the transfer of the advance payment for the long-term supply contract concluded with LDK Solar in December 2007. In addition, in the reporting period we also paid over € 50.2 million in wage tax and social insurance from the exercise of our employee stock options in the fourth quarter of 2007. This amount was included in the cash flow statement for the fourth quarter of 2007 as an inflow of funds and is therefore to be considered as an extraordinary item in both periods. When adjusted for this special item, an outflow of funds from operating activity of € 84.3 million is produced in the period under review.

[1] Net financial position = financial assets + cash and cash equivalents – liability component of the convertible bond – profit sharing capital – non-current financial liabilities – current financial liabilities

BALANCE SHEET STRUCTURE AS AT 06/30/2008 IN € MILLION


Assets
Equity and Liabilities
2,664.3
2,588.3
2,588.3
2,664.3
Current assets
24.8%
34.3%
Non-current assets
75.2%
65.7%
7.8%
6.8%
Current liabilities
21.4%
20.7%
Non-current liabilities
70.8%
72.5%
Shareholders' equity
06/30/2008
12/31/2007
12/31/2007
06/30/2008

Interest paid includes the payment of interest amounting to € 6.8 million to holders of the convertible bond issued in February 2007.

In the first half-year, the outflow of funds from **operating activity** amounted to € 156.4 million (previous year: inflow of funds of € 43.9 million).

Financial resources amounting to € 149.0 million (previous year: € 120.0 million) were spent on expanding production capacity in the core business and at subsidiaries and affiliated companies in the first half year of 2008. € 27.2 million (previous year: € 26.6 million) was also spent on acquiring or increasing investments in companies with new, promising technologies. In the reporting period, we participated in capital measures undertaken by Solibro, CSG Solar and Solaria.



Because of the inflow of funds amounting to € 186.5 million from other financial assets (securities and time deposits), there was an inflow of funds from **investing activities** of € 9.1 million (previous year: outflow of funds of € 54.0 million) in the reporting period despite the increase in investments.

Q-Cells received financial resources of € 10.0 million from financing activities in the first quarter of 2008. The substantial inflow of financial resources amounting to € 480.6 million in the same period of the previous year was dominated by the issue of a convertible bond.

Overall, Q-Cells' liquidity decreased by € 137.3 million to € 280.6 million in the first half of 2008.

The Company's liquidity was guaranteed at all times. There were no bad debts and no default risks have been identified at present.

SUPPLEMENTAL REPORT

At the end of July, we signed a follow-up contract covering the supply of directly cleaned metallurgical silicon for the period from 2010 to 2013 with Bécancour Silicon Inc. (BSI). This envisages the delivery of 6,000 tonnes per year. The two partners have agreed fixed prices for 2010. From 2011, Q-Cells will pay flexible prices based on market prices to BSI for the directly cleaned metallurgical silicon.

OPPORTUNITIES AND RISK REPORT

In addition to our clear strategic orientation and long-term market potential, the Q-Cells Group's continued existence and positive development is supported by a risk management system.

Integrated opportunities and risk management system

To Q-Cells, managing risk does not entail just minimising risk but also identifying opportunities. Q-Cells therefore approaches risk pro-actively and positively, deriving opportunities from inherent risk. Our risk management system is consequently not only an important instrument in terms of security, but also in terms of achieving our corporate goals and ensuring our future.

Material opportunities and risks

A detailed presentation of the opportunities and risks inherent in Q-Cells' business is included in the Group Management Report for 2007. No new appreciable opportunities or risks have emerged during the first half year of 2008.

FORECAST REPORT

Growth and diversification of the technological base

It is generally anticipated that the global expansion for renewable energy sources and thus photovoltaic systems will increase considerably. Rising energy prices worldwide and the increasingly visible impact of climate change have also made the need to make greater use of renewable energies become more than obvious in 2008. Q-Cells aims to participate in this growth. This is why we shall invest further in expanding our core business, the manu-

facture of monocrystalline and polycrystalline solar cells. At the same time, our investment will also be focused on developing production capacity in our new technologies over the next few years.

The aim of all investment and development is to reduce costs still further, to lessen dependence on the silicon market and to secure our market position. We continue to anticipate that, despite the growing importance of thin-film technologies in the foreseeable future, wafer-based silicon technology will continue to dominate.

Expectations for 2008

On the basis of the raw material volumes secured for the ongoing year, Q-Cells AG now expects to achieve a **production volume of 585 MWp** in the core business in 2008 **(previously 570 MWp).** With regard to the new technologies, a **total production volume** in **all thin-film subsidiaries** of **between 10 MWp and 20 MWp** is expected for 2008 **(previously between 25 MWp and 50 MWp)** due to the delayed production start-up, particularly at Calyxo GmbH. Thanks to the overall positive development, the Group is raising its **sales forecast** for the current year to approximately **€ 1.325 billion (previously € 1.275 billion).** With an EBIT margin which continues to be approximately 20%, Q-Cells AG expects **operating income** of approximately **€ 260 million (previously € 252 million).** Before taking the REC income into consideration, the company aims to achieve an annual result of approximately € 177 million. Including the pro-rata income from REC, **net income** for the year should amount to be approximately **€ 200 million.**

We are planning to invest more than € 400 million in expanding our production capacity in fiscal year 2008. More than half this figure will be attributable to new technologies. We shall also direct more than half this investment towards our Bitterfeld-Wolfen site.

Targets for 2009 and 2010

Q-Cells AG aims to generate a **production volume of more than 1 GWp throughout the Group in 2009.** This corresponds to approximately 70% growth over 2008. The **sales forecast** for 2009 will also be substantially increased to approximately **€ 2.25 billion (previously > € 2 billion).**

The company also expects accelerated growth in 2010 compared with the previous year. Q-Cells aims to achieve a **total production volume** of approximately **2.5 GWp. More than 2 GWp (previously >1.5 GWp)** of this relates to the **core business.** The production target for all subsidiaries in the area of **thin-film technologies is in excess of 400 MWp.**

RESPONSIBILITY STATEMENT OF THE COMPANY'S LEGAL REPRESENTATIVES

To the best of our knowledge, and in accordance with the applicable reporting principles for interim reports, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group. The interim Group management report also includes a fair review of the development and performance of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group over the rest of the fiscal year.

Bitterfeld-Wolfen, OT Thalheim, 13 August 2008

The Board of Directors of Q-Cells AG

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

CONSOLIDATED FINANCIAL STATEMENTS AS PE

CONSOLIDATED BALANCE SHEET

AS OF 30 JUNE 2008

ASSETS	06/30/2008 € million	12/31/2007 € million
A. NON-CURRENT ASSETS		
I. Goodwill	3.6	2.5
II. Intangible assets	40.2	40.4
III. Property, plant and equipment	486.7	366.4
IV. Financial assets accounted for using the equity method	1,212.0	1,207.3
V. Other non-current assets	260.0	83.2
	2,002.5	**1,699.8**
B. CURRENT ASSETS		
I. Inventories	161.9	94.4
II. Trade account receivable	134.4	121.1
III. Market values of financial instruments	3.4	6.7
IV. Financial assets	0.0	186.5
V. Other receivables and assets	81.5	65.7
VI. Cash and cash equivalents	280.6	414.1
	661.8	**888.5**
TOTAL ASSETS	**2,664.3**	**2,588.3**

EQUITY AND LIABILITIES	06/30/2008 € million	12/31/2007 € million
A. SHAREHOLDERS' EQUITY		
I. Subscribed capital	111.3	111.3
II. Capital reserve	1,462.3	1,459.6
III. Revenue reserves	333.6	252.4
IV. Other reserves	1.6	-0.4
Q-Cells AG shareholders	1,908.8	1,822.9
V. Minority interests	22.8	10.9
	1,931.6	**1,833.8**
B. NON-CURRENT LIABILITIES		
I. Convertible bond	412.3	402.9
II. Profit participation capital	14.7	14.7
III. Non-current financial liabilities	0.0	1.1
IV. Deferred investment grants and subsidies	78.7	66.0
V. Other provisions	7.6	6.4
VI. Other non-current liabilities	33.9	57.2
VII. Deferred taxes	4.5	5.1
	551.7	**553.4**
C. CURRENT LIABILITIES		
I. Current financial liabilities	5.8	10.8
II. Trade accounts payable	74.3	64.6
III. Tax liabilities	33.9	26.7
IV. Deferred investment grants and subsidies	11.0	9.5
V. Market value of financial instruments	2.8	0.7
VI. Other provisions	1.2	1.0
VII. Other current liabilities	52.0	87.8
	181.0	**201.1**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**2,664.3**	**2,588.3**

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2008

	04/01-06/30/2008 € million	04/01-06/30/2007 € million	01/01-06/30/2008 € million	01/01-06/30/2007 € million
1. Sales revenues	309.8	186.9	579.5	350.4
2. Change in stocks of finished and unfinished products	17.4	5.6	12.2	14.3
3. Other own work capitalized	1.1	1.3	2.1	2.3
4. Other operating income	6.7	3.8	11.3	6.2
5. Cost of materials	214.2	119.9	379.4	232.9
6. Personnel expenses	23.0	15.0	42.9	27.1
7. Depreciation and amortization	10.9	5.6	20.0	10.6
8. Other operating expense	26.7	12.5	43.7	21.7
9. Net income from operating activities	**60.2**	**44.6**	**119.1**	**80.9**
10. Income from financial assets accounted for using the equity method	4.8	3.2	4.1	9.1
11. Income from the sales of shares	0.0	44.0	0.0	44.0
12. Interest and similar income	1.3	5.3	4.3	8.5
13. Interest and similar expense	7.7	7.2	15.0	10.1
14. Results from financial instruments	-19.7	-32.5	-5.4	-29.6
15. Income before taxes	**38.9**	**57.4**	**107.1**	**102.8**
16. Income taxes	12.4	14.4	26.9	26.5
17. Net income for the period	**26.5**	**43.0**	**80.2**	**76.3**
Income attributable to other shareholders	**-1.1**	**-0.6**	**-1.9**	**-1.0**
Net income for the period attributable to Q-Cells AG shareholders	**27.6**	**43.6**	**82.1**	**77.3**

Earnings per share	04/01-06/30/2008	04/01-06/30/2007	01/01-06/30/2008	01/01-06/30/2007
Earnings per share (undiluted) in €	0.25	0.40	0.74	0.75
Earnings per share (diluted) in €	0.24	0.39	0.72	0.72

CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2008

	01/01–06/30/2008 € million	01/01–06/30/2007 € million
Net income for the period	80.2	76.3
Income tax expenses	26.9	26.5
Depreciation and amortization	20.0	10.6
Income from financial assets accounted for using the equity method	–4.1	–9.1
Income from financial instruments	5.4	29.6
Income from disposal of financial assets	0.0	–44.0
Other non-cash expenses and income	1.2	0.6
Amortisation of investment grants and subsidies	–5.9	–3.2
Change in provisions	1.4	0.6
Losses on the disposal of intangible assets and property, plant and equipment	3.0	0.1
Change in inventories, receivables and other assets	–53.9	–47.3
Change in advances paid	–198.9	–17.6
Change in advances received	8.0	6.2
Liabilities from wage tax and social security relating to stock option programmes	–50.2	22.4
Change in other liabilities	21.7	9.5
Interest and similar income	–4.3	–8.5
Interest and similar expenses	15.0	10.1
Liquid funds generated from operating activities	**–134.5**	**62.8**
Interest paid	–7.9	–1.0
Interest received	6.4	7.5
Income taxes paid	–20.4	–25.4
Cash used in (previous year: cash provided by) operating activities	**–156.4**	**43.9**
Capital expenditure on intangible assets	–3.6	–3.9
Capital expenditure on property, plant and equipment	–145.4	–116.1
Acquisitions of equity investments	–27.2	–26.6
Capital expenditure for the acquisition of operations	0.0	0.0
Changes in financial assets	186.5	10.1
Payments for loans granted	–21.7	–9.9
Proceeds from the repayment of loans granted	0.0	1.6
Proceeds from the disposal of financial assets	0.0	88.0
Proceeds from the disposal of property, plant and equipment	0.0	0.0
Proceeds from investment grants and subsidies	20.5	2.8
Cash provided by (previous year cash used in) investing activities	**9.1**	**–54.0**
Proceeds from the issue of a convertible bond	0.0	492.5
Costs of obtaining capital through the convertible bond	0.0	–8.0
Proceeds from the issue of new shares	1.4	1.0
Proceeds from capital increases at subsidiaries by minority shareholders	12.5	0.0
Dividend payment (preference shares)	–0.9	0.0
Repayments of loans	–2.7	–4.3
Payments under finance lease	–0.3	–0.6
Cash provided by financing activities	**10.0**	**480.6**
Change in liquid funds	–137.3	470.5
Effects of foreign exchange and other non-cash changes	3.8	0.5
Cash and cash equivalents at the beginning of the period	414.1	147.3
Cash and cash equivalents at the end of the period	**280.6**	**618.3**

CHANGES IN CONSOLIDATED EQUITY

FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2008

	Subscribed capital	Capital reserve
	€ million	€ million
01/01/2007	**74.7**	**247.7**
Valuation financial instruments		
Foreign currency translation		
Changes in the equity if financial assets accounted for using the equity method		0.0
Income and expense recognized directly in equity	**0.0**	**0.0**
Stock option programme		1.7
Net income for the year		
Total income and expense recognized in equity	**0.0**	**1.7**
Issue of new shares for subscription	0.7	0.3
Capital increase through contribution in kind	34.4	1,108.1
Acquisition of minority interests in VHF		
Part of convertible bond recognized in equity		97.4
06/30/2007	**109.8**	**1,455.2**
Valuation financial instruments (€ 4.5 million less deferred taxes of € 0.1 million)		
Foreign currency translation		
Changes in the equity if financial assets accounted for using the equity method		0.0
Income and expense recognized directly in equity	**0.0**	**0.0**
Stock option programme		2.3
Net income for the period		
Total income and expense recognized in equity	**0.0**	**2.3**
Issue of new shares for subscription	1.5	2.2
Change to the scope of consolidation		
Part of convertible bond recognized in equity (€ 96.9 million plus deferred taxes of € 0.4 million)		-0.1
12/31/2007	**111.3**	**1,459.6**
Valuation financial instruments (€ 3.8 million less deferred taxes of € 0.0 million)		
Foreign currency translation		
Changes in the equity if financial assets accounted for using the equity method		-0.4
Income and expense recognized directly in equity	**0.0**	**-0.4**
Stock option programme		1.8
Net income for the period		
Total income and expense recognized in equity	**0.0**	**1.4**
Dividend preference shares		
Capital increase through contribution in kind	0.0	1.3
Acquisition of minority interests in VHF		
Injection of capital to the subsidiaries		
06/30/2008	**111.3**	**1,462.3**

Revenue reserves	Other reserves		Q-Cells AG shareholders	Minority interests	Total equity
	Market valuation	Foreign exchange differences			
€ million	€ million	€ million	€ million	€ million	€ million
104.0	**0.0**	**−0.1**	**426.3**	**13.7**	**440.0**
	0.4		0.4		0.4
		−0.1	−0.1	−0.4	−0.5
	−1.0	−2.4	−3.4		−3.4
0.0	**−0.6**	**−2.5**	**−3.1**	**−0.4**	**−3.5**
			1.7		1.7
77.3			77.3	−1.0	76.3
77.3	**−0.6**	**−2.5**	**75.9**	**−1.4**	**74.5**
			1.0		1.0
			1,142.5		1,142.5
			0.0	−1.3	−1.3
			97.4		97.4
181.3	**−0.6**	**−2.6**	**1,743.1**	**11.0**	**1,754.1**
	4.0	0.0	4.0		4.0
		−0.3	−0.3	0.1	−0.2
	2.9	−3.8	−0.9		−0.9
0.0	**6.9**	**−4.1**	**2.8**	**0.1**	**2.9**
			2.3		2.3
71.1			71.1	−1.6	69.5
71.1	**6.9**	**−4.1**	**76.2**	**−1.5**	**74.7**
			3.7		3.7
			0.0	1.4	1.4
			−0.1		−0.1
252.4	**6.3**	**−6.7**	**1,822.9**	**10.9**	**1,833.8**
	3.8	0.0	3.8		3.8
		0.3	0.3	0.2	0.5
	0.3	−2.4	−2.5		−2.5
0.0	**4.1**	**−2.1**	**1.6**	**0.2**	**1.8**
			1.8		1.8
82.1			82.1	−1.9	80.2
82.1	**4.1**	**−2.1**	**84.9**	**−1.7**	**83.8**
−0.9			−0.9		−0.9
			1.3		1.3
			0.0	1.0	1.0
			0.0	12.6	12.6
333.6	**10.4**	**−8.8**	**1,908.8**	**22.8**	**1,931.6**

SEGMENT REPORTING

FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2008

OVERVIEW OF BUSINESS AREAS OF OPERATIONS (primary reporting format)	**Core Business**		**New Technologies**	
	2008 € million	**2007 € million**	**2008 € million**	**2007 € million**
Segment sales revenues	578.3	343.5	1.2	0.2
Segment income	129.9	78.6	−10.8	−2.8
Income from financial assets for using the equity method				
Pro rata income	0.0	0.0	−5.3	−3.9
Income from the sale of share	0.0	0.0	0.0	0.0
Income from financial instruments	−3.4	1.0	0.0	0.0
Net income for the period				
Segment assets	1,197.2	1,030.0	198.3	125.3
Shares in financial assets accounted for using the equity method	0.0	0.0	135.8	137.8
Market values of financial instruments	3.4	4.6	0.0	0.0
Total assets				
Segment liabilities	211.7	226.0	32.7	28.4
Market values of financial instruments	2.8	0.7	0.0	0.0
Total liabilities				
Acquisition costs of segment assets (property, plant and equipment as well as intangible assets)	86.0	97.6	55.1	19.4
Depreciation and amortization on segment assets	17.1	10.1	2.9	0.5
Total amount of significant non-cash expenses	1.8	1.7	0.0	0.0

Silicon Trading		REC		Items not allocated		Group	
2008 € million	2007 € million	2008 € million	2007 € million	2008 € million	2007 € million	2008 € million	2007 € million
0.0	6.7	0.0	0.0	0.0	0.0	579.5	350.4
0.0	5.1	0.0	0.0	0.0	0.0	119.1	80.9
0.0	0.0	9.4	13.0	0.0	0.0	4.1	9.1
0.0	0.0	0.0	44.0	0.0	0.0	0.0	44.0
0.0	0.0	–2.0	–30.6	0.0	0.0	–5.4	–29.6
						82.1	**77.3**
0.0	0.0	0.0	0.0	53.4	219.0	1,448.9	1,374.3
0.0	0.0	1,076.2	1,069.5	0.0	0.0	1,212.0	1,207.3
0.0	0.0	0.0	2.1	0.0	0.0	3.4	6.7
						2,664.3	**2,588.3**
0.0	0.0	0.0	0.0	485.5	499.4	729.9	753.8
0.0	0.0	0.0	0.0	0.0	0.0	2.8	0.7
						732.7	**754.5**
0.0	0.0	0.0	0.0	0.0	0.0	141.1	117.0
0.0	0.0	0.0	0.0	0.0	0.0	20.0	10.6
0.0	0.0	0.0	0.0	0.0	0.0	1.8	1.7

NOTES TO THE INTERIM REPORT

FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2008 OF Q-CELLS AG, BITTERFELD-WOLFEN OT THALHEIM

1. GENERAL DISCLOSURES

BASIC INFORMATION

The present condensed IFRS interim financial statements are the consolidated financial statements of Q-Cells AG. They have been neither audited nor examined by auditors. The consolidated financial statements are prepared in euros (€), since the majority of Group transactions are realised in this currency. All amounts are indicated in millions of euros (€ million), unless otherwise indicated. Amounts are rounded in accordance with commercial practice. Rounding differences may occur.

SIGNIFICANT EVENTS IN THE REPORTING PERIOD

In the reporting period, Q-Cells AG made the contractually agreed advance payment to LDK Solar Hi-Tech Co., Ltd., Xinyu City/China, with which it had agreed in December 2007 a supply contract for the delivery of silicon wafers with a total output of more than 6 GWp.

We have started to internationalise our business activities with the construction of the factory in Malaysia. Q-Cells Beteiligungs GmbH and its wholly owned subsidiary in Malaysia were acquired as shell companies for this purpose.

To guarantee Q-Cells' continued strong growth, a revolving loan facility amounting to € 750 million was granted to us by an international consortium of banks on 7 May 2008. The duration of the loan ends on 31 March 2009. Q-Cells has not yet utilised the loan facility.

Total assets have increased by € 76.0 million compared with 31 December 2007 because of the net income for the period.

In the first half of fiscal year 2008, the Company increased sales revenues by 65.4 % compared with the same period in the previous year.

Compared with the same period in the previous year operating income improved from € 80.9 million to € 119.1 million (+47.2 %), while net income for the period (after minorities) amounted to € 82.1 million and consequently exceeded the figure for the previous year (€ 77.3 million) by 6.1 %.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The quarterly report as of 30 June 2008 with selected notes has been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS) for interim reports (IAS 34).

The IFRS interim financial statements were drawn up using the accounting policies applied to the IFRS consolidated financial statements of Q-Cells AG as of 31 December 2007.

The income statement presented for the purposes of quarterly reporting only shows a total figure for both the cost of materials and personnel expenses.

These interim financial statements do not contain all the disclosures required for the consolidated financial statements at the end of a fiscal year and are therefore to be read with the consolidated financial statements as of 31 December 2007.

3. CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COMPANIES INCLUDED IN CONSOLIDATION

All subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. Subsidiaries are companies that are controlled by us directly or indirectly and fully consolidated. Joint ventures are companies that are managed jointly with other companies. Associated companies are companies over which Q-Cells exercises a significant influence and which are neither subsidiaries nor joint ventures. Associated companies are included in the consolidated financial statements using the equity method, as are joint ventures.

Subsidiaries	Registered Office	Amount of holding
Sontor GmbH (previously Brilliant 234. GmbH)	Bitterfeld-Wolfen OT Thalheim/Germany	100.00%
Q-Cells International GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	100.00%
Q-Cells International Italia SRL	Rome/Italy	100.00%*
Q-Cells International Espana S.L.	Madrid/Spain	100.00%*
Q-Cells International USA Corp.	New Castle, Delaware/USA	100.00%*
Q-Cells International Finance B.V.	Rotterdam/Netherlands	100.00%
Q-Cells Asia Ltd.	Hong Kong/China	100.00%
Q-Cells Österreich AG	Vienna/Austria	100.00%
Q-Cells Beteiligungs GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	100.00%
Q-Cells Malaysia SDN. BHD	Selangor/Malaysia	100.00%*
Q-Cells Clean Sourcing GmbH (previously Flexcell GmbH)	Bitterfeld-Wolfen OT Thalheim/Germany	100.00%
Calyxo GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	93.00%
Calyxo USA Inc.	Perrysburg, Ohio/USA	93.00%*
VHF Technologies S.A.	Yverdon-les-Bains/Switzerland	57.10%

* Indirectly

Acquisition of minority interests

An investment agreement for a total of CHF 72.3 million was concluded with VHF on 20 December 2007. The payments are made in the form of capital increases in VHF. Accordingly, Q-Cells AG has to make payments to VHF totalling CHF 45.9 million in three tranches in 2008. The first tranche of CHF 20.5 million (€ 12.5 million) was paid on schedule in January 2008. As a result, the Q-Cells stake in VHF has increased by a further 4.64% to 55.64%. Further goodwill of € 0.7 million has arisen from the increase in the stake. In the course of the second tranche of the capital increase in May 2008, Q-Cells' stake in VHF increased by a further 1.46% to 57.10%. Q-Cells made payments of CHF 12.7 million (€ 7.8 million) to VHF for this. Goodwill increased by a further € 0.3 million.

Start-ups/acquisitions

Q-Cells AG has established **Q-Cells Österreich AG** based in Vienna/Austria as a wholly owned subsidiary. It was registered in the Companies Register of the Vienna Commercial Court on 31 January 2008.

Q-Cells AG has acquired Marmor 218. VV GmbH, Munich through a notarised purchase agreement dated 6 March 2008. The company's name was changed to **Q-Cells Beteiligungs GmbH** in the Articles of Association and the company's registered office moved to Bitterfeld-Wolfen, OT Thalheim by means of a shareholders' resolution dated 6 March 2008. The company was registered in the Commercial Register on 20 May 2008.

With the aim of internationalising our activities, all the shares in **Q-Cells Malaysia SDN. BHD,** Selangor/Malaysia (a shell company) were acquired by Q-Cells Beteiligungs GmbH on 30 April 2008. The production facilities are being constructed in Malaysia.

Flexcell GmbH, which is not yet operational, was acquired by Q-Cells AG on 9 June 2008. An increase in the share capital to € 100,000 and a re-formulation of the Articles of Association were resolved at the Annual Shareholders' Meeting on 20 June 2008. Among other things, the company's name was changed to **Q-Cells Clean Sourcing GmbH.** Registration in the Commercial Register was effected on 2 July 2008. The renamed company has also not yet started business operations.

As the holding company for the Q-Cells Group's international project business, Q-Cells International GmbH has established additional regional companies in Italy (Q-Cells International Italia SRL, Rome; 100%) and Spain (Q-Cells International Espana S.L, Madrid; 100%).

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	Registered Office	Amount of holding
Joint ventures		
Solibro GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	67.50%
EverQ GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	33.33%
Associated companies		
The Solaria Corporation	Fremont, California/USA	31.40%
CSG Solar AG	Bitterfeld-Wolfen OT Thalheim/Germany	21.71%
Renewable Energy Corporation ASA	Høvik/Norway	17.18%

Joint ventures

In accordance with IAS 31, investments where two or more partners undertake an economic activity that is subject to joint control through contractual arrangements are reported as joint ventures. For accounting purposes the equity method is applied.

EverQ has been informed by the European Commission that the investment subsidies granted for the construction of the two production lines EverQ1 and EverQ2 are to be the subject of another investigation. The amounts which are the subject of the investigation amount to € 10 million for EverQ1, which EverQ has already received and up to € 20 million for EverQ2. The amounts mentioned relate to a 100% stake in EverQ in both cases. After careful examinations based on own and external analyses, EverQ has come to the conclusion that the conditions for the investment subsidies for EverQ1 and EverQ2 were met. This is why EverQ has not recognised any provisions for the event that it has to repay the amounts in part or in full.

Associated companies

In accordance with IAS 28, investments where Q-Cells has at least the option of exerting significant influence but not control or joint control of decision-making processes are shown as associated companies. According to IAS 28.6, a holding of at least 20.0% of the voting rights in an associated company indicates the shareholder exercises significant influence unless it can be clearly demonstrated that this is not the case. Conversely, if a holding is smaller, significant influence must be clearly demonstrated. IAS 28.7 identifies a few indicators by which the existence of significant influence by the shareholder can be concluded as a rule.

At the beginning of January 2008, a decision was made by an extraordinary meeting of **CSG Solar AG's** shareholders to increase its capital in return for cash. Q-Cells AG participated in line with its stake and contributed an additional € 2.6 million.

4. NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

The Company has the following shares in joint ventures and associated companies:

	06/30/2008		12/31/2007	
	€ million	%	€ million	%
Associated companies				
Renewable Energy Corporation ASA, Høvik/Norway (REC)	1,076.2	17.18	1,069.5	17.18
CSG Solar AG, Bitterfeld-Wolfen, OT Thalheim	3.9	21.71	3.1	21.71
The Solaria Corporation, Fremont/California/USA	21.1	31.40	23.1	31.40
Joint ventures				
EverQ GmbH, Bitterfeld-Wolfen, OT Thalheim	31.0	33.33	27.6	33.33
Solibro GmbH, Bitterfeld-Wolfen, OT Thalheim	79.8	67.50	84.0	67.50
	1,212.0		**1,207.3**	

OTHER NON-CURRENT ASSETS

The non-current portion of advance payments made on future raw material supplies (€ 216.6 million; 31 December 2007: € 51.5 million) and a bullet loan to EverQ GmbH, Bitterfeld-Wolfen OT Thalheim, (€ 30.0 million; 31 December 2007: € 30.0 million) are reported under other non-current assets. The loan is due for repayment on 31 December 2009 and interest has been charged on it at 5.43 % p. a. since 1 February 2007. A further loan of € 11.7 million was paid to EverQ on 26 June 2008. The loan is due for repayment on 31 December 2009 and interest is charged on it at 6.71 % p. a.

Current assets

INVENTORIES

	06/30/2008 € million	12/31/2007 € million
Raw materials, consumables and supplies	57.5	38.0
Finished and unfinished goods	50.8	36.6
Current portion of advance payments made on future raw material supplies	53.6	19.8
	161.9	**94.4**

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due within one year.

Trade accounts receivable contain the net receivable due from customers related to long-term manufacturing contracts of € 7.2 million (31 December 2007: € 11.6 million).

Receivables in foreign currency are translated at the rate applicable when the transaction took place and subsequently valued at the rate applicable on the balance sheet date. On the closing date, there were foreign currency receivables amounting to € 19.7 million (31 December 2007: € 10.3 million).

MARKET VALUES OF FINANCIAL INSTRUMENTS

REC put options
Q-Cells AG waived its put options over REC shares vis à vis Orkla ASA in the contract dated 29 April 2008. At the same time, Orkla ASA waived its pre-emptive right to the REC shares owned by Q-Cells AG. As a result, the put options over REC shares recognised at € 18.1 million on 31 March 2008 were derecognised and charged to the income statement in the second quarter of 2008. A negative result from the valuation of the REC options of € 2.0 million is therefore reported for the first half of 2008.

Embedded derivatives
Q-Cells AG has identified embedded derivatives as part of its sale and purchase contracts. The contracts in question are long-term contracts in USD involving both sales and purchases. To hedge the foreign exchange risk resulting from purchase contracts in USD, almost the same volume of sales contracts was concluded in USD (hedging to reduce the foreign exchange risk).

For accounting purposes such financial instruments, which are included in purchase or sale contracts denominated in USD, for which USD is not the usual currency for settling orders of this kind in international business practice and is also not the transaction partner's functional currency, are considered as embedded derivatives.

As of 30 June 2008 there are no positive market values of the embedded derivatives, while as of 31 December 2007 this item amounting to € 1.2 million. This is offset by an item on the liabilities side relating to negative values amounting to € 2.8 million (31 December 2007: € 0.7 million). In the first half year of 2008, the net result from embedded derivatives amounted to € –3.4 million (31 December 2007: € 0.9 million). The expenses and income from similar economic transactions amount to € 1.3 million and € 4.7 million.

The results of measuring financial instruments at market values are shown in results from financial instruments.

FINANCIAL ASSETS

Time deposits
There were no time deposits with an original term of more than three months as of 30 June 2008 (31 December 2007: € 156.2 million).

Securities
The securities classified as "to be held to maturity" (€ 0.0 million; 31 December 2007: € 30.3 million) had remaining terms to June 2008. These securities were therefore repaid by the issuer in the second quarter.

OTHER RECEIVABLES AND ASSETS

Other receivables and assets include claims against companies, in which a participating interest is held of € 11.3 million (31 December 2007: € 10.0 million).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are made up as follows:

	06/30/2008 € million	12/31/2007 € million
Cash and balances in banks	58.4	69.7
Time deposits	73.4	124.7
Securities	148.8	219.7
	280.6	**414.1**

SHAREHOLDERS' EQUITY

Please refer to the statement of changes in equity for details of the change in Q-Cells AG's shareholders' equity in the first half year of 2008.

Capital
In the first half of 2008, a total of 82,107 subscription shares were issued from contingent capital II under the stock option programme 2005.

The no-par bearer shares in circulation developed during the reporting period as follows:

	Number of shares
01/01/2008	**111,259,373**
Capital increase from contingent capital II	82,107
06/30/2008	**111,341,480**

In addition, in July 2008 a total of 1,249,728 subscription shares were issued from contingent capital I under the stock option programme 2003 and 8,954 subscription shares from contingent capital II under the stock option programme 2005.

Please refer to the section titled "Resolutions by the Annual Shareholders' Meeting on 26 June 2008" with regard to the amendment to authorised capital.

Stock option programme 2007 (ESOP III)

The tranches of stock option programme 2007 (ESOP III) allow current and future members of the Executive Board and current and future members of the second tier of management and other employees of Q-Cells AG to acquire shares in the company, subject to certain preconditions, at an established exercise price under defined conditions. Exercise of the option is linked to certain conditions. The stock option programme ESOP III includes a contractually agreed vesting period of at least two years. All options granted within the framework of this tranche will be forfeited if the holder of the option has resigned from his employment with Q-Cells AG or has been terminated by Q-Cells AG unless he or she is immediately re-employed by another affiliated company. The vesting period amounts to two years. The exercise price of the options is equal to 110% of the average daily closing price of Q-Cells shares in the last 10 trading days before the date on which they are granted.

A further condition for exercise was stipulated by resolution of the Annual Shareholders' Meeting on 26 June 2008: the stock market price of Q-Cells AG shares (measured in terms of the average price of Q-Cells AG shares in the last 10 consecutive trading days before the option is exercised) is to outperform the unweighted average growth in the TecDAX and the DAX by at least 10% p.a. cumulatively from issue.

The issue of stock options as part of the second (ESOP IIIb 1) and third (ESOP IIIb 2) tranche of the stock option programme 2007, which took place in February 2008, is subject to the above mentioned option conditions in principle. However, there are differences in the vesting period and the term of the options. The exercise price of the option amounts to € 69.42 according to article 10 (1) of the option conditions. This is equal to 110% of the average daily closing price of Q-Cells shares on the last 10 trading days (8 to 21 February 2008) preceding the date the options were granted (22 February 2008). ESOP IIIb 1 is already subject to the exercise conditions stipulated in June 2008 while ESOP IIIb 2 is not. ESOP IIIb 1 was issued to two members of the Executive Board and ESOP IIIb 2 was issued to one member of the Executive Board.

The issue of stock options as part of the fourth (ESOP IIIc) tranche of the stock option programme 2007, which took place in April 2008, is subject to the above mentioned option conditions in principle. However, there are differences in the vesting period and the term of the options. The exercise price of the option amounts to € 57.56 according to article 10 (1) of the option conditions. This is equal to 110% of the average daily closing price of Q-Cells shares on the last 10 trading days (14 to 31 March 2008) preceding the date the options were granted (1 April 2008). The valuation of the issue of options as part of the first tranche (ESOP IIIa) in October 2007 was also adjusted in the reporting period. ESOP IIIa and ESOP IIIc are not subject to the additional condition for exercise set by the Shareholders' Meeting in June 2008. ESOP IIIc was issued to a member of the Executive Board.

The stock options are recognised at the fair value of the options issued at the time they were granted in accordance with IFRS 2 and are recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserves). The fair value was determined on the basis of the Monte Carlo simulation.

The following model parameters and premises were used to calculate the option price:

	ESOP IIIa	ESOP IIIb 1	ESOP IIIb 2	ESOP IIIc
Exercise price equals the share price on the issue date	78.00 €	69.42 €	69.42 €	57.56 €
Vesting period	2 years	2 years	2 years	2 years
Expected average term of the option	3 years	3 years	3 years	3.5 years
Market price of the underlying share at the time of issue	71.70 €	61.90 €	61.90 €	66.20 €
Expected volatility in the share price	0.50	0.50	0.50	0.55
Dividend yield	1.0% from 2010	1.0% from 2010	1.0% from 2010	1.0% from 2010
Risk-free interest rate	4.10%	3.43%	3.43%	3.66%
Number of subscription rights issued	50,000	125,000	37,500	50,000
Expected number of subscription rights exercised	50,000	115,625	37,500	50,000

The volatility was established on the basis of past volatility of the peer group over the past one and two or three and four years respectively.

On the basis of the assumptions shown, fair values were determined for the options (subscription rights for one share) of € 27.90 (ESOP IIIa), € 19.50 (ESOP IIIb 1), € 23.30 (ESOP IIIb 2) and € 31.90 (ESOP IIIc).

Total expenses recorded in the reporting period for the stock option programme 2007 issued or adjusted in the first half of 2008 amount to € 0.5 million (ESOPIII a), € 0.4 million (ESOP IIIb 1), € 0.2 million (ESOP IIIb 2) and € 0.2 million (ESOP IIIc).

Appropriation of accumulated profits for 2007
In accordance with a resolution by the Annual Shareholders' Meeting on 26 June 2008, a dividend of € 0.9 million was paid to preference shareholders from the previous year's profit and the excess balance is to be retained.

RESOLUTIONS BY THE ANNUAL SHAREHOLDERS' MEETING ON 26 JUNE 2008

The Annual Shareholders' Meeting on 26 June 2008 adopted the following resolutions:

Merger

The Annual Shareholders' Meeting approved the merger plan dated 6 May 2008 between Q-Cells AG and Q-Cells Österreich AG, Vienna, Austria and the appointment of shareholders' members to the first Supervisory Board of Q-Cells SE.

Contingent capital 2006/1 (previously: Contingent capital III)

The resolution adopted by the Annual Shareholders' Meeting on 14 June 2007 authorising the issue of options and/or convertible bonds with a total nominal amount of up to € 3 billion was revoked by the Annual Shareholders' Meeting on 26 June 2008.

The Executive Board was authorised by the Annual Shareholders' Meeting on 26 June 2008 to issue with the consent of the Supervisory Board interest bearing bearer and/or registered options and/or convertible bonds with a total nominal amount of up to € 5 billion, which may be limited in term or not, on one or more occasions up to 31 May 2013 and to grant option rights or conversion rights to the Company's ordinary bearer shares at no par value (unit shares) with a pro rata amount of the share capital totalling up to € 36,247,465.00 to holders of the respective pari passu bonds subject to the detailed provisions of the option and convertible bond conditions.

"Contingent capital III" was renamed "Contingent capital 2006/1", confirmed and re-formulated:

The share capital will be contingently increased by up to € 43,621,323.00 by the issue of up to 43,621,323 new ordinary bearer shares each with a pro rata amount of the share capital of € 1.00 (unit shares) (contingent capital 2006/I). The contingent capital increase will serve to redeem option rights and option obligations subject to the provisions of the option conditions in favour of the holders of warrants under warrant bonds or of conversion rights and conversion obligations subject to the provisions of the option bond conditions in favour of holders of convertible bonds, which were issued by a subordinate Group company of Q-Cells Aktiengesellschaft in February 2007 on the basis of the authorisation by the Annual Shareholders' Meeting on 29 June 2006 and which will be issued by the Company or by its affiliates until 31 May 2013 on the basis of the authorisation by the Annual Shareholders' Meeting on 26 June 2008.

The authorisation in the commercial register was recorded on 16 July 2008.

Contingent capital 2007/1 (previously Contingent capital IV)

The Executive Board was authorised by the Annual Shareholders' Meeting on 14 June 2007, subject to the consent of the Supervisory Board, to issue up to 5,756,442 options to current and future employees, members of the Executive Board, members of the management bodies and employees of companies presently associated or associated with Q-Cells AG in future on one or more occasions up to 31 May 2011. These will entitle the purchaser to acquire new shares in Q-Cells AG in accordance with the option conditions (stock option programme 2007/ESOP III). If options are to be issued to members of the Company's Executive Board, only the Supervisory Board is authorised to issue them.

"Contingent capital IV" was renamed as "Contingent capital 2007/1", confirmed and re-formulated:

The Company's share capital will be contingently increased by up to € 5,756,442.00 by the issue of up to 5,756,442 ordinary bearer shares with no par value (contingent capital 2007/1). The contingent capital increase is only to be implemented in as much as options are issued from the contingent capital 2007/I and holders of the options make use of their subscription right.

The authorisation in the commercial register was recorded on 16 July 2008.

Control and profit transfer agreement
The Annual Shareholders' Meeting has approved the control and profit transfer agreement between Q-Cells AG as the controlling company and Q-Cells Beteiligungs GmbH as the controlled company.

Authorisation to acquire own shares
The revocation of the existing authorisation to acquire own shares, a new authorisation to acquire own shares and its use as well as the authorisation to exclude shareholders' subscription rights were approved by resolution of the Annual Shareholders' Meeting.

Please refer to our homepage (www.q-cells.com) for further information on resolutions by the Annual Shareholders' Meeting on 26 June 2008.

Non-current liabilities

CONVERTIBLE BOND

This item reflects the liability component of the convertible bond issued in February 2007, which amounted to € 412.3 million as of 30 June 2008 (31 December 2007: € 402.9 million).

OTHER NON-CURRENT LIABILITIES

As of 30 June 2008, other non-current liabilities mainly reflect the non-current portion of advance payments received on orders (€ 26.7 million; 31 December 2007: € 24.9 million).

Current liabilities

TRADE ACCOUNTS PAYABLE

Trade accounts payable are due within one year.

Payables in foreign currency are converted at the rate on the transaction date and subsequently measured at the rate on the closing date. As of the balance sheet date, liabilities in foreign currencies amounted to € 5.6 million (31 December 2007: € 1.6 million).

OTHER CURRENT LIABILITIES

The reduction in other current liabilities compared with 31 December 2007 is mainly the result of settling wage tax and social security liabilities amounting to € 50.2 million resulting from the exercise of the stock option programme.

Other current liabilities contain liabilities to companies, in which a participating interest is held of € 0.2 million (31 December 2007: € 10.9 million).

5. NOTES TO THE INDIVIDUAL INCOME STATEMENT ITEMS

The disclosures for the comparable period relate to the period from 1 January to 30 June 2007.

SALES REVENUES

Sales revenues rose by 65.4 % compared to 2007.

The segment reporting in these notes provides information on the breakdown by region.

PRODUCT	Cell Type	Revenues		Change
		01/01-06/30/2008 € million	01/01-06/30/2007 € million	€ million
Polycrystalline	**Q5** (125x125 mm)	0.4	0.5	-0.1
	Q6LTT (156x156 mm)	522.6	305.2	217.4
	Q8 (210x210 mm)	0.1	0.5	-0.4
Monocrystalline	**Q5M** (125x125 mm)	21.0	21.4	-0.4
	Q6LM (156x156 mm)	20.8	14.7	6.1
Sales revenues from the sale of solar cells		**564.9**	**342.3**	**222.6**
Silicon sales		0.0	6.7	-6.7
Project business		11.1	0.0	11.1
Other		3.5	1.4	2.1
		579.5	**350.4**	**229.1**

Sales of broken cells, other sales revenues and revenue deductions were allocated to individual products and cell types.

OTHER OPERATING INCOME

Other operating income is composed of the following items:

	01/01-06/30/2008 € million	01/01-06/30/2007 € million
Recognition of deferred investment grants	3.0	1.3
Recognition of deferred investment subsidies	2.9	1.8
Foreign exchange gains	2.1	1.1
Research subsidies	1.1	0.2
Lucky buy	0.0	1.3
Other income	2.2	0.5
	11.3	**6.2**

COST OF MATERIALS

Cost of materials are primarily incurred in the procurement of wafers. The cost of materials ratio (cost of materials related to sales and changes in inventories) amounts to 64.1 % in the first half year of 2008 (2007: 63.9 %).

PERSONNEL EXPENSES

As of 30 June 2008, Q-Cells AG (Group) employed 1,880 (31 December 2007: 1,627) individuals. 70 trainees were engaged at the end of June 2008 (31 December 2007: 39). As in the first half year 2007, the Executive Board of Q-Cells AG is composed of four members. In the first half year of 2008, the personnel expense ratio (personnel expenses related to sales and changes in inventories) was 7.3 % (2007: 7.4 %).

OTHER OPERATING EXPENSES

Other operating expenses comprise the following:

	01/01-06/30/2008 € million	01/01-06/30/2007 € million
Maintenance and repair costs	6.7	3.2
Losses on the disposal of assets	4.5	0.0
Legal and consulting costs	4.2	2.4
General and administrative expenses	4.0	2.5
Temporary employee expenses	3.8	2.4
Foreign exchange losses	3.2	1.5
Other external services	2.8	1.2
Selling expenses	1.8	1.3
Other travel expenses	1.5	0.9
Product warranty expenses	1.4	0.9
Recruiting	1.3	1.3
Freight and storage costs	1.0	0.7
Training	0.8	0.7
Contributions and fees	0.3	0.5
Supervisory Board remuneration	0.3	0.2
Other operating expense	6.1	2.0
	43.7	**21.7**

INCOME FROM FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

	01/01-06/30/2008 € million	01/01-06/30/2007 € million
Income from associated companies		
CSG Solar AG	-1.8	-1.3
The Solaria Corp.	-2.0	-0.3
Renewable Energy Corporation ASA (REC)	9.4	13.0
Income from joint ventures		
EverQ GmbH	2.7	-1.7
Solibro GmbH	-4.2	-0.6
	4.1	**9.1**

INTEREST AND SIMILAR EXPENSE

The change compared with the first half year of 2007 is due, in particular, to the addition of interest to the convertible bond.

RESULTS FROM FINANCIAL INSTRUMENTS

	01/01-06/30/2008 € million	01/01-06/30/2007 € million
Expenses on the valuation of the REC put options	-2.0	-30.6
Income from embedded derivatives	-3.4	1.0
	-5.4	**-29.6**

INCOME TAXES

Income taxes break down as follows:

	01/01-06/30/2008 € million	01/01-06/30/2007 € million
Corporation tax	19.0	19.1
Trade tax	8.6	6.2
Deferred taxes	-0.7	1.2
	26.9	**26.5**

Taking into account the solidarity surcharge and trade income tax, the tax rate for the calculation of deferred taxes was 22.83% (30 June 2007: 33.07%).

EARNINGS PER SHARE

Earnings per share were calculated in accordance with IAS 33. In calculating basic earnings per share, net income for the period attributable to the ordinary shareholders is set in proportion to the number of ordinary shares.

Basis earnings per share	01/01-06/30/2008	01/01-06/30/2007
Net income for the period attributable to ordinary shareholders (€ million)	59.5	58.7
Weighted average number of ordinary shares	80,708,088	77,797,344
Earnings per share (undiluted) in €	**0.74**	**0.75**

The weighted average number of ordinary shares is calculated as follows:

	01/01-06/30/2008	01/01-06/30/2007
Shares issued on 1 January	80,689,389	74,729,728
Effect of the capital increase through contributions in kind	0	3,023,729
Effect of the capital increase from share options exercised	18,699	43,887
Weighted average number of ordinary shares	**80,708,088**	**77,797,344**

Net income for the period attributable to ordinary shareholders is calculated as follows:

	01/01-06/30/2008 € million	01/01-06/30/2007 € million
Net income for the period after minorities	82.1	77.3
Net income for the period relating to preference shares	-22.6	-18.6
Net income for the period attributable to ordinary shareholders	**59.5**	**58.7**

Net income for the period attributable to preference shares was calculated on the assumption that net income for the period would be paid out to shareholders in full. In addition to the preferential dividend of 3 Euro-cent per share, it also takes account of those parts of the dividend that would be available for distribution to both groups of shareholders under the articles of association. In so doing, the figures were geared to the weighted average of the ordinary and preference shares issued.

	01/01-06/30/2008	01/01-06/30/2007
Weighted average number of preference shares	30,569,984	24,625,820
Proportionate preferential dividend attributable to preference shares (€ million)	0.5	0.4
Additional net income for the period attributable to the holders of preference shares (€ million)	22.1	18.2
Net income for the period relating to preference shares (€ million)	**22.6**	**18.6**

Earnings per share (diluted)

	01/01-06/30/2008	01/01-06/30/2007
Net income for the period attributable to ordinary shareholders (€ million)	59.5	58.7
Weighted average number of shares	83,241,735	82,037,645
Earnings per share (diluted) in €	**0.72**	**0.72**

The weighted average number of shares is calculated as follows:

	01/01-06/30/2008	01/01-06/30/2007
Weighted average number of ordinary shares (undiluted)	80,708,088	77,797,344
Impact of share options issued	2,533,646	4,240,301
Weighted average number of shares (diluted)	**83,241,735**	**82,037,645**

7,373,858 potential ordinary shares from the convertible bond do not have a dilutive effect since, if these additional shares were taken into account, the then no longer applicable interest expense attributable to the convertible bond would increase earnings per share. 30,569,984 existing preference shares, which are convertible into ordinary shares, are already taken into account in calculating the attributable net income for the period and consequently do not have a dilutive effect either.

6. NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

In the first half of 2008, cash outflows for operating activities amounted to € 156.4 million (2007: cash inflow of € 43.9 million) and are mainly characterised by the increase in advances paid (€ 198.9 million) and payment of wage tax and social security contributions as a result of the exercise of stock options by employees in December 2007 (€ 50.2 million).

Interest paid has increased because of the coupon payment of € 6.8 million to holders of the convertible bond.

Investment in property, plant and equipment and in intangible assets of € 149.0 million (2007: € 120.0 million) to expand production capacity and payments to acquire investments of € 27.2 million (2007: € 26.6 million) led to cash outflows for investing activities. The payments made to acquire equity investments relate to Solibro GmbH (€ 24.5 million), CSG (€ 2.6 million) and Solaria (€ 0.1 million). As a result of the reverse switch from time deposits amounting to € 186.5 million (2007: € 10.1 million) and inflows from investment subsidies of € 20.5 million (2007: € 2.8 million) investing activities generated cash inflows of € 9.1 million (2007: cash outflow of € 54.0 million).

Cash outflows for operating activities were financed by cash inflows from investing and financing activities and withdrawals from liquid funds.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

7. OTHER DISCLOSURES

SEGMENT REPORTING

Q-Cells AG's primary segment reporting format is to report business segments of the core area of conventional cell technology, new technologies, silicon trading and the REC business. (Please refer to our comments on associated companies.)

Q-Cells AG's secondary reporting format is segment reporting according to geographical categories. Income, expenses and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information would also to be reported under the Germany segment. Therefore, no additional segmentation is provided.

The following table shows the segmentation of sales revenues according to customer location:

	01/01-06/30/2008		01/01-06/30/2007	
	€ million	Share in %	€ million	Share in %
Germany	172.2	29.7	148.6	42.4
Other EU countries	189.6	32.7	59.9	17.1
Rest of Europe	74.1	12.8	59.3	17.0
Asia	83.9	14.5	32.6	9.3
Africa	21.3	3.7	25.7	7.3
North America	36.0	6.2	23.4	6.7
Central and South America	0.0	0.0	0.8	0.2
Rest of the world	2.4	0.4	0.1	0.0
	579.5	**100.0**	**350.4**	**100.0**
Export ratio		**70.3**		**57.6**

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Purchase commitments
Commitments to suppliers for purchasing wafers and silicon for 2008 to 2018 exist in the amount of € 8,120.3 million (31 December 2007: € 6.969.3 million), of which € 842.2 million applies to 2008.

FINANCIAL RISKS

Security policy
Investment of capital is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to low value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditure.

Liquidity risk
Appropriate financial planning instruments are utilised to control our future liquidity position. We do not foresee any liquidity bottlenecks according to current planning.

Currency risk
Currency risks arise for Q-Cells primarily due to the fact that purchases are made in USD that are not entirely offset by USD sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary. Q-Cells AG's fundamental aim is to achieve natural hedging by structuring its purchase and sales contracts accordingly. If there is a USD overhang from these contracts, Treasury department will undertake additional hedging transactions such as swaps, options or forward transactions.

Interest rate risk
The Company is not exposed to any major interest rate risks because its investments are short term, as are the remaining terms of the loans it has raised.

Thanks to the successful capital increase following the IPO in 2005, the creation of sufficient capital through the issue of a convertible bond with a very low coupon and the capital increase through the issue of new shares in return for contributions in kind, dependence on changes in interest rates has reduced further because the Company is more able to finance its activities from equity.

Credit risks
There is no significant concentration of credit risk for the Group.

As part of procurement and security activities, it is sometimes necessary to make advance payments to suppliers. This also may give rise to credit risks. As part of customer relationships advance payments are also requested, which counter this risk.

The maximum credit risk is reflected in the balance sheet figures.

Prompt and capable financial control in conjunction with a customer evaluation system reduces the probability of bad debts.

EVENTS OF PARTICULAR IMPORTANCE FOLLOWING THE INTERIM REPORTING DATE

In July 2008, approximately 1.3 million subscription shares were issued from contingent capital. Please refer to our comments on shareholders' equity.

At the end of July, a follow-up contract for the supply of directly cleaned metallurgical silicon for the period from 2010 to 2013 with Bécancour Silicon Inc. (BSI) was signed. This provides for the delivery of 6,000 tonnes per year. Both parties have agreed fixed prices for 2010. From 2011, Q-Cells will pay variable prices based on market prices to BSI for the directly cleaned metallurgical silicon.

Bitterfeld-Wolfen, OT Thalheim, 13 August 2008

The Board of Directors of Q-Cells AG

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

FINANCIAL CALENDER 2008

13 August	Publication of the Second Quarter Report as at 30 June 2008
13 November	Publication of the Third Quarter Report as at 30 September 2008

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
OT Thalheim
Guardianstraße 16
D-06766 Bitterfeld-Wolfen
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 99-10 101
FAX + 49 (0)3494 66 99-10 000
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 99-10 121
FAX + 49 (0)3494 66 99-10 000
MAIL presse@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Date of publication
13 August 2008

Production
This Report is climate-neutral and printed on PEFC-certified paper. The greenhouse gas emisssions caused by the production and distribution of this publication have been offset by investments in an additional climate protection project.

PEFC

Q-CELLS AG

OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany
TEL +49 (0) 3494 66 99-0
FAX +49 (0) 3494 66 99-199
MAIL q-cells@q-cells.com
WEB www.q-cells.com

END